Registration No. 33-55483


                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549
                             _____________________

                               AMENDMENT NO. 1 TO
                                   FORM S-4

                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933
                              _________________

                                 BIOMET, INC.
             ______________________________________________________
             (Exact name of registrant as specified in its charter)

             Indiana                       6022                   35-1418342
_________________________________     _______________       ____________________
  (State or other jurisdiction        (Primary S.I.C.         (I.R.S. Employer
of incorporation or organization)      Code Number)          Identification No.)

                             Airport Industrial Park
                                  P. O. Box 587
                           Warsaw, Indiana  46581-0587
                                 (219) 267-6639
                   ____________________________________________
                   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Daniel P. Hann
                             Airport Industrial Park
                                  P. O. Box 587
                           Warsaw, Indiana  46581-0587
                                 (219) 267-6639
                _________________________________________________
                (Name, address, including Zip Code, and telephone number, including area code, of agent for service)

                                    Copies to:

                                Stephen J. Hackman
                            Ice Miller Donadio & Ryan
                          One American Square, Box 82001
                           Indianapolis, Indiana  46282



                              Cross Reference Sheet
                  Between Items in Form S-4 and the Prospectus
                      Pursuant to Regulation S-K, Item 501

Item Number in Form S-4                     Location or Prospectus Caption
_______________________                     ______________________________
1.  Forepart of Registration Statement      Forepart of Registration Statement
    and Outside Front Cover Page of         and Outside Front Cover Page of
    Prospectus                              Prospectus

2.  Inside Front and Outside Back Cover     Inside Front Cover Page of
    Pages of Prospectus                     Prospectus; Available Information;
                                            Incorporation of Certain Documents
                                            by Reference; Table of Contents

3.  Risk Factors, Ratio of Earnings to      Prospectus Summary; The Special
    Fixed Charges and Other Information     Meeting; The Merger; Pro Forma
                                            Financial Information; Information
                                            with Respect to Biomet; Information
                                            with Respect to Kirschner

4.  Terms of the Transaction                Prospectus Summary; The Special
                                            Meeting; The Merger; Comparative
                                            Rights of Holders of Common Shares
                                            of Biomet and Kirschner

5.  Pro Forma Financial Information         Pro Forma Financial Information

6.  Material Contacts with the Company      The Merger
    Being Acquired

7.  Additional Information Required for     Not Applicable
    Reoffering by Persons and Parties
    Deemed to be Underwriters

8.  Interests of Named Experts and Counsel  Not Applicable

9.  Disclosure of Commission Position on    Not Applicable
    Indemnification for Securities Act
    Liabilities

10. Information with Respect to S-3         Incorporation of Certain Documents
    Registrants                             by Reference; Available
                                            Information; Prospectus Summary;
                                            The Merger; Information with
                                            Respect to Biomet

11. Incorporation of Certain Information    Incorporation of Certain Documents
    by Reference                            by Reference

12. Information with Respect to S-2 or      Not Applicable
    S-3 Registrants

13. Incorporation of Certain Information    Not Applicable
    by Reference

14. Information with Respect to             Not Applicable
    Registrants Other Than S-3 or S-2
    Registrants

15. Information with Respect to S-3         Not Applicable
    Companies

16. Information with Respect to S-2 or      Incorporation of Certain Documents
    S-3 Companies                           by Reference; Available
                                            Information; Prospectus Summary;
                                            The Merger; Information with
                                            Respect to Kirschner

17. Information with Respect to             Not Applicable
    Companies Other Than S-3 or S-2
    Companies

18. Information if Proxies, Consents or     Outside Front Cover Page of
    Authorizations are to be Solicited      Prospectus; Incorporation of
                                            Certain Documents by Reference;
                                            Prospectus Summary; The Special
                                            Meeting; The Merger; Comparative
                                            Rights of Holders of Common Shares
                                            of Biomet and Kirschner

19. Information if Proxies, Consents or     Not Applicable
    Authorizations are not to be Solicited
    or in an Exchange Offer



                         KIRSCHNER MEDICAL CORPORATION

                              Timonium, Maryland

                               November 4, 1994
                         _____________________________

                            NOTICE OF SPECIAL MEETING
                         _____________________________

         NOTICE IS HEREBY GIVEN that a Special Meeting of the Shareholders of Kirschner Medical Corporation, a Delaware corporation ("Kirschner"), will be held on the 7th floor of Kirschner's headquarters located at 9690 Deereco Road, Timonium, Maryland 21093 on November 4, 1994, commencing at 10:00 a.m.

         THE PURPOSES of the Special Meeting will be:

                   1. To consider and act upon a proposal to approve the merger (the "Merger") of Kirschner with Kirschner Acquisition
         Corp. ("KAC"), a Delaware corporation and wholly-owned subsidiary of Biomet, Inc. ("Biomet"), an Indiana corporation, and the approval and adoption of an Agreement and Plan of Merger, dated July 16, 1994, by and among Kirschner, Biomet Acquisition Corp. and Biomet, as amended by a First Amendment to Agreement and Plan of Merger dated September 15, 1994, by and among Biomet, Biomet Acquisition Corp., KAC and Kirschner (collectively, the "Merger Agreement"), and to approve the transactions contemplated by the Merger Agreement.

                   2. To consider and act upon any other matter which may properly come before the meeting or any adjournment thereof.

         Notice is also given that shareholders of Kirschner whose shares are not voted in favor of the Merger Agreement have the right to demand an appraisal of the value of their shares in the event that the Merger Agreement is approved and the transactions contemplated thereby are consummated. The right of any shareholder who makes such a demand to receive the value of his or her shares through the statutory appraisal process is contingent upon strict compliance with the procedures pertaining to appraisal rights set forth in
Section 262 of the Delaware General Corporation Law (Del. Code Section 8-1-262), a copy of which is reprinted as Appendix A to the accompanying
Proxy Statement/Prospectus.

         All shareholders are cordially invited to attend the Special Meeting. The record date for determining those shareholders entitled to vote at the Special Meeting is September 26, 1994. The affirmative vote of the holders of a majority of the outstanding shares of Kirschner Common Stock, or 1,803,866 shares, is necessary to approve the Merger and approve and adopt the Merger Agreement.

         THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS OF KIRSCHNER VOTE FOR APPROVAL OF THE MERGER AND THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

By Order of the Board of Directors,


Nicholas L. Gounaris
Secretary

Timonium, Maryland
September 30, 1994


IMPORTANT-Whether or not you plan to attend the meeting in person, you can help in the preparation for the meeting by filling in and signing the enclosed proxy card and promptly returning it in the enclosed envelope. If you are unable to attend, your shares will be voted as directed by your proxy. If you do attend the meeting, you may vote your shares even though you have sent in your proxy card.


                                  BIOMET, INC.
                           KIRSCHNER ACQUISITION CORP.
                                       and
                          KIRSCHNER MEDICAL CORPORATION

                            PROXY STATEMENT/PROSPECTUS

         This Proxy Statement/Prospectus is being furnished to holders of common stock, $.10 par value ("Kirschner Common Shares"), of Kirschner Medical Corporation ("Kirschner"), a Delaware corporation, in connection with the solicitation of proxies by the Kirschner Board of Directors for use at a special meeting of Kirschner shareholders (the "Special Meeting") to be held on November 4, 1994 at 10:00 a.m. (local time) on the 7th floor of Kirschner's headquarters, 9690 Deereco Road, Timonium, Maryland 21093. See "The Special Meeting."

         The purpose of the Special Meeting is to vote upon the approval of the merger (the "Merger") of Kirschner with Kirschner Acquisition Corp. ("KAC"), a Delaware corporation and a wholly-owned subsidiary of Biomet, Inc. ("Biomet"), an Indiana corporation, and the approval and adoption of an Agreement and Plan of Merger dated July 16, 1994 by and among Biomet, Biomet Acquisition Corp. and Kirschner, as amended by a First Amendment to Agreement and Plan of Merger dated September 15, 1994 by and among Biomet, Biomet Acquisition
Corporation, KAC and Kirschner (the "First Amendment"). At consummation of the Merger, each Kirschner Common Share outstanding immediately prior to the Merger other than Kirschner Common Stock held by Biomet or KAC (which would be cancelled) or by a Kirschner shareholder who properly exercises appraisal rights under Delaware law (a "Dissenting Shareholder"), would be converted into the right to receive at the election of the holder either (a) $10.75 in cash or
(b) such number of common shares of Biomet (the "Biomet Common Shares") as shall equal the greater of (i) $10.75 divided by the average of the last sale prices for Biomet Common Shares as reported by the National Association of Securities Dealers Automated Quotation System - National Market System ("NASDAQ-NMS") for the ten consecutive trading days ending on the fifth trading day prior to the closing of the Merger, or (ii) 0.9 Biomet Common Shares, subject to certain limitations on the number of Biomet Common Shares to be issued in the Merger as described herein. See "The Merger -- Terms of the Merger Agreement."

         As used in this Proxy Statement/Prospectus, unless the context otherwise requires, (a) all references to the "Merger Agreement" shall mean the Agreement and Plan of Merger as amended by the First Amendment; and (b) all references to "Biomet Common Shares" or "Kirschner Common Shares" shall mean such shares and the Common Share Purchase Rights attached thereto.

         All information with respect to Biomet and KAC included in this Proxy Statement/Prospectus has been supplied by Biomet, and all information with respect to Kirschner has been supplied by Kirschner. This document constitutes a prospectus of Biomet relating to the Biomet Common Shares issuable in connection with the Merger.

         This Proxy Statement/ Prospectus is accompanied by a copy of Kirschner's Annual Report on Form 10-K for the year ended December 31, 1993, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 (collectively, the "Reports"), and the information contained in the Reports is incorporated by reference herein.

         The Proxy Statement/Prospectus and the accompanying form of proxy were first mailed to shareholders of Kirschner on October 5, 1994.

                   ________________________________________

         THE SECURITIES OF BIOMET TO BE ISSUED IN CONNECTION WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES ADMINISTRATOR NOR HAS THE COMMISSION OR ANY SUCH ADMINISTRATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY
STATEMENT/PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.
                   ________________________________________

         No person is authorized to give any information or to make any representation not contained herein in connection with the offering made hereby and, if given or made, such information or representation must not be relied upon as having been authorized by Biomet, KAC or Kirschner. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of the securities made hereunder shall, under any circumstances, create any inference that there has not been any change in the affairs of Biomet, KAC or Kirschner since the date hereof.
                    ________________________________________

         The date of this Proxy Statement/Prospectus is September 30, 1994.

                              AVAILABLE INFORMATION

         Biomet and Kirschner are subject to the informational requirements of the Securities Exchange Act of 1934 as amended (the "Exchange Act"), and in accordance therewith, each files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and any other information filed by Biomet or Kirschner with the Commission can be inspected and copied at reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: the New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

         Biomet has filed with the Commission a Registration Statement on Form S-4 (including any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered by this Proxy Statement/Prospectus. This Proxy Statement/Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to Biomet and the Biomet Common Shares offered hereby, reference is made to the Registration Statement and the exhibits filed as part thereof. Reference should be made to documents filed as exhibits to the Registration Statement or otherwise filed with the Commission for a complete statement of the provisions of those documents. The Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or copies thereof obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission by Biomet (File No. 0-12515) and Kirschner (File No. 0-14053) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

         1. The Annual Report of Biomet on Form 10-K for the year ended May 31, 1994;

         2.  The Current Report of Biomet on Form 8-K filed on August 23, 1994;

         3. The description of Biomet Common Shares contained in a Registration Statement on Form S-3 (Registration No. 33-6798) filed on June 26, 1986;

         4. The description of the Rights to Purchase Biomet Common Shares contained in a Registration Statement on Form 8-A filed on December 22, 1989;

         5. The Annual Report of Kirschner on Form 10-K for the year ended December 31, 1993;

         6. The Quarterly Reports of Kirschner on Form 10-Q for the quarters ended March 31 and June 30, 1994; and

         7. The Current Report of Kirschner on Form 8-K filed on July 29, 1994 (date of earliest event reported July 16, 1994), as amended on September 19, 1994 and September 28, 1994.

         All documents and reports filed by Biomet or Kirschner pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

         This Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Those documents (other than the exhibits thereto unless such exhibits are specifically incorporated by reference) are available to any person, including any beneficial owner of Kirschner Common Shares, to whom this Proxy Statement/Prospectus is delivered, on written or oral request directed to Biomet, Inc., P.O. Box 587, Airport Industrial Park, Warsaw, Indiana 46581-0587, Attention: Daniel P. Hann, Secretary. In order to ensure timely delivery of the documents, any request should be made by October 28, 1994.


                            TABLE OF CONTENTS
                                                                            Page

Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Incorporation Of Certain Documents By Reference . . . . . . . . . . . . . . . .

Prospectus Summary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

The Special Meeting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

The Merger. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Pro Forma Financial Information . . . . . . . . . . . . . . . . . . . . . . . .

Information With Respect To Kirschner . . . . . . . . . . . . . . . . . . . . .

Information With Respect To Biomet. . . . . . . . . . . . . . . . . . . . . . .

Comparative Rights Of Holders Of Common Shares Of Biomet And Kirschner. . . .

Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


                       PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Proxy Statement/Prospectus or incorporated by reference herein.

Parties to the Merger

     Biomet, Inc.

     Biomet, Inc. is an Indiana corporation with its principal executive offices at P.O. Box 587, Airport Industrial Park, Warsaw, Indiana 46581-0587; telephone (219) 267-6639. Biomet and its subsidiaries design, develop, manufacture and market products used primarily by orthopedic medical specialists in both surgical and non-surgical therapy, including reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and oral-maxillofacial implants and instruments. Biomet and its subsidiaries currently distribute products in approximately 100 countries. See "Information with Respect to Biomet."

     Kirschner Acquisition Corp.

     Kirschner Acquisition Corp. is a Delaware corporation with its principal executive offices at P.O. Box 587, Airport
Industrial Park, Warsaw, Indiana 46581-0587. KAC is a wholly-owned subsidiary of Biomet and was formed for the purpose of consummating the Merger described herein.

     Kirschner Medical Corporation

     Kirschner Medical Corporation is a Delaware corporation with its principal executive offices at 9690 Deereco Road, Timonium, Maryland 21093; telephone (410) 560-3333. Kirschner designs, develops, manufactures and markets orthopedic reconstructive implant devices and related instrumentation, fracture fixation devices and musculoskeletal orthopedic support products. See "Information with Respect to Kirschner."


The Merger Agreement

     General

     Pursuant to the Merger Agreement, Kirschner would be merged with and into KAC, as a result of which the corporate existence of KAC (the "Surviving Corporation") would continue unaffected, the separate existence of Kirschner as a corporation would cease and KAC and Kirschner would be a single corporation under Delaware law and a wholly-owned subsidiary of Biomet.

     The Merger will become effective at 12:01 a.m. on the date immediately following the date of filing of a Certificate of Merger with the Delaware Secretary of State (the "Effective Time"). See "The Merger -- Terms of the Merger Agreement."

     Biomet has delivered to Kirschner an earnest money deposit of $2 million (the "Deposit"). If the Merger is not consummated, the Deposit will be refunded to Biomet unless the Merger Agreement is terminated for certain specified reasons, in which case Kirschner will be entitled to keep all of the Deposit as liquidated damages in consideration for Kirschner's time and expense. Kirschner will be obligated to return all or a portion of the Deposit and/or pay Biomet $1 million as liquidated damages in consideration for Biomet's time and expense if certain specified events occur prior to the Effective Time. See "The Merger -- Terms of the Merger Agreement."

     Merger Consideration and Conversion of Shares

     The Merger consideration will be provided by the delivery by Biomet to an Exchange Agent for the benefit of the former holders of Kirschner Common Shares of (a) Biomet Common Shares in exchange for 50% of the outstanding Kirschner Common Shares (other than Kirschner Common Shares held by Biomet or KAC) (the "Converted Kirschner Shares") and (b) cash in exchange for the remaining 50% of the Converted Kirschner Shares in the amount of $10.75 per share. The number of Biomet Common Shares to be delivered will be determined by multiplying the number of Converted Kirschner Shares to be exchanged for Biomet Common Shares by a fraction (the "Conversion Ratio") the numerator of which is $10.75 and the denominator of which is the average of the last sale prices for Biomet Common Shares (the "Average Biomet Price") as reported by the National Association of Securities Dealers Automated Quotation System - National Market System ("NASDAQ-NMS") for the ten consecutive trading days ending on the fifth trading day prior to the date of the closing of the Merger (the "Closing"); however, in no event will the Conversion Ratio be less than 0.9.

     As of the Effective Time, the Kirschner Common Shares shall no longer represent any interest in the equity of Kirschner, and all certificates formerly representing Kirschner Common Shares shall be deemed cancelled and shall represent only the right to receive the merger consideration.

     The holders of the Converted Kirschner Shares as of the Effective Time (other than (a) Kirschner Common Shares subject, as of the Effective Time, to restrictions imposed by the Kirschner 1994 Incentive Stock Option and Restrictive Stock Plan (the "Kirschner Plan") and (b) Kirschner Common Shares held by Dissenting Shareholders) will, by virtue of the Merger and without any action on the part of Kirschner, be entitled to receive, at the election of each Kirschner shareholder and subject to the conditions and limitations set forth in the Merger Agreement, either (i) all cash in the amount of $10.75 per share, or (ii) all Biomet Common Shares, or (iii) a combination of cash and Biomet Common Shares. Each Kirschner Common Share as to which a valid shareholder election to receive Biomet Common Shares is made will, subject to the limitations described below, be converted in the Merger into the greater of (i) the number of Biomet Common Shares determined by dividing $10.75 by the Average Biomet Price, or (ii) 0.9 Biomet Common Shares. Except as described below, each Kirschner Common Share as to which a shareholder election to receive Biomet Common Shares is not properly made will be converted into the right to receive cash in the amount of $10.75 per share.

     Kirschner Common Shares subject to restrictions imposed by the Kirschner Plan (the "Restricted Kirschner Shares") will be converted into Biomet Common Shares on the basis described above. Kirschner Common Shares held by Dissenting Shareholders will not be converted into the Merger consideration unless and until the Dissenting Shareholders shall withdraw the demand for payment or shall fail to establish the right to payment of the value of those shares as provided by Delaware law. See "The Merger -- Dissenter's Rights of Appeal."

     A form of election (which will be included on the letter of transmittal to be sent to Kirschner shareholders) (the "Form of Election") will be mailed promptly after the Effective Time to shareholders of Kirschner of record as of the Effective Time.
To be effective, shareholder elections must be received by the Exchange Agent on or before the 30th day following the Effective Time. Kirschner Common Shares as to which a shareholder election to receive Biomet Common Shares has been properly made are referred to herein as "Electing Shares."

     If the aggregate number of Biomet Common Shares which would be issuable in exchange for Restricted Kirschner Shares and Electing Shares (the "Requested Shares") exceeds the number of Biomet Common Shares to be delivered as part of the Merger consideration (the "Delivered Shares"), then each holder of Electing Shares will be entitled to receive Biomet Common Shares for that number of whole Electing Shares determined by multiplying the number of Delivered Shares (less the number of Biomet Common Shares to be exchanged for Restricted Kirschner Shares) by a fraction, the numerator of which is the number of Electing Shares held by the particular Kirschner shareholder and the denominator of which is the number of all Electing Shares. Each Electing Share not converted into Biomet Common Shares will be converted into the right to receive cash in the amount of $10.75 per share.

     If the number of Delivered Shares exceeds the number of Requested Shares, the Delivered Shares will be distributed first to the holders of Restricted Kirschner Shares; then to the holders of Electing Shares; then to the holders of Kirschner Common Shares as to which no shareholder election is properly made, in the order determined by random lot; and finally to the holders of Kirschner Common Shares as to which a shareholder election to receive cash is properly made, in the order determined by random lot, each such holder to receive Delivered Shares with respect to one-half of the Merger consideration to which that holder is entitled (until the Delivered Shares are exhausted) and cash with respect to the remainder of the Merger consideration to which that holder is entitled. The failure of a Kirschner shareholder to make an election to receive cash may result in the increased possibility that the shareholder will receive some Biomet Common Shares.

     To the extent the allocation of the Delivered Shares described above would result in the creation of fractional share interests, the holders of those fractional share interests will be paid cash in lieu thereof. The number of whole Biomet Common Shares representing the aggregate of such fractional share interests (the "Unallocated Biomet Shares") will be distributed by random lot to the holders of Kirschner Common Shares who were entitled to receive Biomet Common Shares as a result of the allocation. No Kirschner shareholder will receive more than one Unallocated Biomet Share.

     If the sum of (a) the amount of cash which would be payable to holders of fractional share interests, plus (b) the amount of cash which would be necessary to pay Dissenting Shareholders at the rate of $10.75 per share, would exceed the amount of cash to be delivered by Biomet as described above, the entire amount of the Merger consideration will be paid in cash and, in such event, Kirschner, rather than KAC, shall be the Surviving Corporation in the Merger as a wholly-owned subsidiary of Biomet.

     Agreements with Certain Members of Kirschner's Management

     At the Effective Time, Biomet (a) will assume all of Kirschner's obligations with respect to its outstanding incentive stock options and provide for the issuance of Biomet Common
Shares upon the exercise thereof, (b) issue a non-incentive option to purchase 30,000 restricted Biomet Common Shares to C.
Scott Harrison, and (c) issue incentive options to purchase registered Biomet Common Shares under the Biomet Employee and Non-Employee Director Stock Option Plan to the following members of Kirschner's management, for the number of Biomet Common Shares listed next to each individual's name: Roger Van Broeck, 30,000;
Lewis E. S. Parker, 30,000; Nicholas L. Gounaris, 20,000; and
Warren M. Gitt, 20,000. These management options will vest in equal annual installments over the seven years following the date of the grant, will be exercisable during the two-year period following the vesting thereof and will contain such other terms and conditions as shall be prescribed by Biomet's Stock Option Committee. Each of the named individuals (the "Kirschner
Managers") will enter into a non-compete agreement with Biomet (collectively, the "Non-Compete Agreements"), pursuant to which Biomet will have the right, exercisable in the event of a termination of the employment of any of the Kirschner Managers with Biomet during the one-year period following the Effective Time, to prohibit the Kirschner Managers from competing with Biomet for a period of one year following the date of notice to the Kirschner Manager of Biomet's election to exercise that right (the "Non-Compete Period"). If Biomet elects to exercise this right, Biomet will be required to pay to the Kirschner Manager his base salary during the Non-Compete Period.

     It is anticipated that C. Scott Harrison, President and
Chief Executive Officer and Chairman of the Board of Kirschner, will become a member of the Board of Directors of Biomet following the closing of the Merger.

     Conditions to the Merger

     The Merger Agreement provides that consummation of the Merger is contingent upon (1) the Expiration of a preferential right of Figgie International Inc. ("Figgie") to purchase certain Kirschner technology,
(2) the redemption of all outstanding rights to purchase Kirschner Common Shares under Kirschner's Shareholders Rights Plan, or the amendment of the Shareholder Rights Plan so that the Kirschner Rights do not become exercisable as a result of the Merger, (3) the amendment of the terms of certain outstanding grants of Restricted Kirschner Shares to impose certain additional conditions on the elimination of the restrictions on the Biomet Common Shares to be issued in replacement of the Restricted Kirschner Shares, (4) the assumption by Biomet of Kirschner's obligations with respect to its outstanding incentive stock options, and the issuance by Biomet of new options to C. Scott Harrison and to the Kirschner Managers as described under "Agreements with Certain Members of Kirschner's Management", (5) the execution by the Kirschner Managers of the Non-Compete Agreements, (6) the completion by each party to its satisfaction of a due diligence review of the other, (7) the absence of any material adverse change in the financial condition of Kirschner or Biomet, (8) the expiration or termination of the waiting period under Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (9) the continued effectiveness of the Registration Statement under applicable federal and state securities laws and the eligibility of the Biomet Common Shares to be issued in the Merger for quotation on NASDAQ-NMS upon notice of issuance, (10) receipt by Kirschner of an opinion from Dain Bosworth that the Merger is fair to Kirschner's shareholders from a financial point of view, (11) the approval of the Merger by Kirschner's shareholders and by Biomet, as sole stockholder of KAC, and (12) receipt by Kirschner and Biomet of an opinion from Manatt, Phelps & Phillips, special counsel to Kirschner, to the effect that the Merger will be treated as a qualifying reorganization under Section 368 of the Internal Revenue Code of 1986, as amended.
See "The Merger -- Terms of the Merger Agreement."

     A Registration Statement on Form S-4 under the Securities Act, which includes the information set forth in this Proxy Statement/Prospectus, has been filed by Biomet with the Commission with respect to the securities to be issued in connection with the Merger, and the Registration Statement has been declared effective. The filings required by the HSR Act have been made and the prescribed waiting period expired on September 14, 1994. On July 15, 1994, Dain Bosworth delivered to Kirschner its opinion, a copy of which is included as Appendix B, that the Merger is fair to Kirschner's shareholders from a financial point of view. See "The Merger -- Opinion of Kirschner's Financial Advisor" and Appendix B.

     Manatt, Phelps & Phillips has delivered its written opinion to Biomet and Kirschner stating that the Merger will be treated as a qualifying reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. This opinion is based on certain assumptions and is subject to various limitations and qualifications set forth therein. See "The Merger - Federal Income Tax Consequences of the Merger."

     Biomet and Kirschner each has completed its due diligence review of the other and is satisfied as to the results thereof. The preferential right of Figgie to purchase certain Kirschner technology has expired. The Boards of Directors of Biomet, KAC and Kirschner have approved the Merger. Biomet holds and is entitled to vote all of the shares of Common Stock of KAC and has voted those shares in favor of the Merger and of the approval and adoption of the Merger Agreement. No vote of the shareholders of Biomet is required to approve the Merger. If the Kirschner shareholders approve the Merger at the Special Meeting, the Effective Time is expected to occur at 12:01 a.m. on the day following such meeting, assuming all other conditions have been met or waived.

     Fairness Opinion

     Kirschner has retained Dain Bosworth to act as its financial advisor in connection with the Merger and to provide an opinion to the Board of Directors of Kirschner as to the fairness, from a financial point of view, of the consideration to be received by Kirschner's shareholders in connection with the Merger. For purposes of its opinion, Dain Bosworth reviewed and analyzed certain publicly available information relating to Kirschner, as well as other information provided by Kirschner including certain financial forecasts and internal management reports.

     Dain Bosworth performed several analyses to determine a range of value for the Kirschner Common Shares. Dain Bosworth compared Kirschner's financial and stock market information to similar information for certain publicly traded companies that develop, manufacture and market orthopedic implants and other orthopedic support products (the "Comparable Companies") and calculated valuation ratios based on published stock prices for each of the Comparable Companies. Dain Bosworth also reviewed numerous acquisitions involving target companies engaged in the manufacturing and/or marketing of medical devices and equipment and summarized the terms of two selected acquisitions (the "Comparable Acquisitions") which were selected on the basis of the comparability of the acquired companies to Kirschner with respect to several factors. The valuation ratios for each of the Comparable Companies and the Comparable Acquisitions were applied to Kirschner's historical and forecasted financial results to determine values for Kirschner Common Shares. Dain Bosworth then assessed the present values of future cash flows that Kirschner's business activities could be expected to generate over a defined time period and the residual value of Kirschner at the end of the projected period. Dain Bosworth also reviewed and analyzed certain publicly available information relating to Biomet and Biomet Common Shares in order to assess the relative liquidity of the Biomet Common Shares that Kirschner shareholders would receive in the Merger.

     On the basis of its review and analysis, Dain Bosworth rendered its written opinion to the Board of Directors of Kirschner that the consideration to be received in the Merger by the holders of Kirschner Common Shares is fair, from a financial point of view, to such holders. This opinion, which is included in this Proxy Statement/Prospectus as Appendix B, should be read in its entirety with respect to the assumptions made and other matters considered by Dain Bosworth in rendering such opinion. See "The Proposed Merger -- Opinion of Kirschner's Financial Advisor" and Appendix B.

     Dissenting Shareholders

     Shareholders of Kirschner who do not vote in favor of the Merger may dissent from the Merger and demand an appraisal of the value of their shares in cash in accordance with Section 262 of the Delaware General Corporation Law (the "DGCL"). A vote against approval of the Merger (either in person or by proxy) does not constitute such a demand. Appraisal rights are not available unless written notice is received by Kirschner before the shareholder vote on the Merger is taken and the other requirements of Section 262 are satisfied. FAILURE TO COMPLY WITH THE APPLICABLE PROVISIONS OF SECTION 262 WILL RESULT IN A LOSS OF APPRAISAL RIGHTS. Shareholders of Biomet are not entitled to appraisal rights in connection with the Merger. See "The Proposed Merger -- Dissenters' Rights of Appraisal."

     Federal Income Tax Consequences of the Merger

     The parties to the Merger Agreement have obtained an opinion (the "Tax Opinion") from Manatt Phelps & Phillips, special counsel to Kirschner, that the Merger will be treated as a qualifying reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. The Tax Opinion is based upon certain assumptions and is subject to certain qualifications and limitations set forth therein. Copies of the Tax Opinion will be provided to interested shareholders upon request to Daniel P. Hann at the address indicated under "Incorporation of Certain Documents by Reference."

     The opinion states that if the Merger is treated as a qualifying reorganization, gain or loss should not be recognized by Kirschner shareholders with respect to Biomet Common Shares received in exchange for their Kirschner Common Shares. Kirschner shareholders will recognize gain or loss to the extent that they receive cash for all or a portion of their Kirschner Common Shares. See "The Merger -- Federal Income Tax Consequences of the Merger."

     Due to the complexities of Federal, state and local income and other tax laws, it is strongly recommended that Kirschner shareholders consult their own tax advisors concerning the Federal, state and local tax consequences of the Merger.

     Anti-Takeover Measures

     If the Merger is approved, holders of Kirschner Common
Shares who receive Biomet Common Shares in the Merger will become shareholders of Biomet. Unlike Kirschner, which is governed by the DGCL, Biomet is governed by the Indiana Business Corporation
Law (the "IBCL") which contains certain provisions relating to transactions effecting a change in control which differ from those contained in the DGCL. The change in control provisions contained in the IBCL provide that certain accretions of voting power will result in an acquiring shareholder losing the right to vote the shares acquired unless those rights are granted by a vote of a majority of the disinterested shares. Similarly to the DGCL, the IBCL establishes a five-year period (three years under the DGCL) beginning with the acquisition of a 10% interest (15% under the DGCL) in a corporation during which certain business combinations involving the acquiring shareholder are prohibited unless, prior to the acquisition of such interest, the board of directors gives approval to the acquisition of such interest or to the proposed business combination. In addition, Biomet's Bylaws provide that its Board of Directors shall be divided into three classes, with one class elected at each annual meeting of shareholders.
Therefore, at least two annual meetings are required to elect a majority of the Biomet Board of Directors. These provisions of the IBCL and Biomet's Bylaws may discourage potential acquirors and serve to entrench the current management. Biomet and Kirschner each have a class of authorized but unissued preferred shares the terms and conditions of which may be determined by the Board of Directors of the company and the shares issued to such persons as may be determined by the Board of Directors, without the necessity of any approval by the shareholders of the company. The Board of Directors could issue these shares as part of an attempt to defeat or deter an attempt to acquire control of the company. Biomet and Kirschner each have adopted shareholders rights plans pursuant to which the outstanding shares of the company carry a right to purchase additional shares from the company or an acquiring company in the event of an actual or prospective change in control of the company. These plans are designed to protect the interests of the company's shareholders against certain coercive tactics sometimes employed in takeover attempts. Kirschner intends to amend its shareholders rights plan prior to consummation of the Merger to exempt the Merger Agreement and the transactions contemplated thereby from the provisions of the rights plan. See "Comparative Rights of Holders of Common Shares of Biomet and Kirschner."

The Special Meeting

     The Special Meeting is scheduled to be held on November
4, 1994, at 10:00 a.m. (local time) on the 7th floor of Kirschner's headquarters, 9690 Deereco Road, Timonium, Maryland 21093. The purpose of the Special Meeting is to consider and vote upon the adoption and approval of the Merger Agreement and the transactions contemplated thereby. Only shareholders of record as of September 26, 1994 (the "Record Date") will be entitled to vote at the Special Meeting. On the Record Date there were 3,607,730 Kirschner Common Shares outstanding. Each Kirschner Common Share is entitled to one vote on the adoption and approval of the Merger Agreement. The Merger Agreement must be approved by the holders of a majority of the outstanding Kirschner Common Shares, or 1,803,866 shares. Of the Kirschner Common Shares entitled to vote on the Merger, 545,920 shares representing approximately 15.2% of the outstanding Kirschner Common Shares entitled to vote at the Special Meeting are held by directors and executive officers of Kirschner and their affiliates. See "The Special Meeting."

     As of the Record Date, KAC beneficially owned 685,222 Kirschner Common Shares representing approximately 19.0% of the outstanding Kirschner Common Shares entitled to vote at the Special Meeting. These shares were acquired from Figgie on August 12, 1994, in a transaction approved by the Board of Directors of Kirschner. KAC intends to vote all of its Kirschner Common Shares FOR approval of the Merger Agreement. See "The Special Meeting."

     Biomet owns all of the issued and outstanding shares of common stock of KAC entitled to vote on the Merger and has voted those shares in favor of adoption and approval of the Merger Agreement. No vote of the shareholders of Biomet is required to approve the Merger.

Recommendation of the Board of Directors

     THE BOARD OF DIRECTORS OF KIRSCHNER HAS APPROVED THE MERGER
AGREEMENT AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF
THE MERGER AND THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

Market Price and Dividend Information

     Biomet Common Shares

     The Biomet Common Shares are traded on NASDAQ-NMS. The table below sets forth the quarterly range of high and low sales prices for Biomet Common Shares as reported by NASDAQ-NMS for the first two quarters of fiscal 1995 (through September 26, 1994) and for each of the two most recent fiscal years ended May 31.
Amounts shown reflect inter-dealer prices, without retail mark-up, mark-down or commission.

                                                   High            Low


     1995
          Second (through September 26, 1994)   $ 12 3/8       $ 10 5/8
          First                                   11 7/8          9

     1994
          Fourth                                $ 11 7/8       $  9 5/8
          Third                                   11 7/8          9 7/8
          Second                                  13 1/4          8 3/8
          First                                   11 1/4          8 3/8

     1993
          Fourth                                $ 13 1/2       $  9 3/4
          Third                                   18 3/4         10 3/4
          Second                                  22 1/4         13 3/4
          First                                   22 1/4         14 3/4


     Biomet has not paid a cash dividend on the Biomet Common
Shares and does not anticipate that any such dividends will be paid in the foreseeable future. The Board of Directors of Biomet periodically reviews its dividend policy.

     The approximate number of record holders of Biomet Common
Shares as of May 31, 1994 was 14,200.

     Kirschner Common Shares

     The Kirschner Common Shares are traded on NASDAQ-NMS. The table below sets forth the quarterly range of high and low sales prices for Kirschner Common Shares as reported by NASDAQ-NMS for the first three calendar quarters of 1994 (through September
26, 1994) and for each calendar quarter of 1993 and 1992. Amounts shown reflect inter-dealer prices, without retail mark-up, mark-down or commission.

                                                High            Low

     1994
          Third (through September 26, 1994)   $11            $ 8 1/2
          Second                                 9 7/8          5 3/8
          First                                  8              6

     1993
          Fourth                               $ 9            $ 6 1/2
          Third                                  9              6 1/2
          Second                                 8 1/2          7
          First                                  8 1/4          6 1/2


     1992
          Fourth                               $ 9 3/4        $ 6 1/4
          Third                                 10 3/4          5 3/4
          Second                                13 3/4          6 1/2
          First                                 18 1/2         11 1/2


     Kirschner has not paid a cash dividend on the Kirschner
Common Shares and does not anticipate that any such dividend will be paid in the foreseeable future.

     The approximate number of record holders of Kirschner Common
Shares as of the Record Date was 1,167.

     On July 15, 1994, the last full trading day preceding the initial public announcement that Biomet had agreeg to acquire Kirschner, the last sale prices of Biomet Common Shares and Kirschner Common Shares as reported by NASDAQ-NMS were $9.75 and $10.50, respectively. On September 26, 1994, the last sale prices of Biomet Common Shares and Kirschner Common Shares on NASDAQ-NMS were $11.63 and $10.75, respectively. On May 25, 1994, the last trading day preceding the public announcement of a transaction between Kirschner and Orthomet, Inc., the last sale of Kirschner Common Shares as reported by NASDAQ-NMS was $6.00. See "The Merger -- Background of the Merger."

                   Comparative Per Share Data

     The following table presents comparisons of historical and pro forma income from continuing operations, book value and cash dividends per share for the Biomet Common Shares and the Kirschner Common Shares as of and for the year ended May 31, 1994. The pro forma information gives effect to the Merger as a purchase. The equivalent pro forma combined information is based on an exchange ratio of 0.977 Biomet Common Shares for each Kirschner Common Share (assuming an Average Biomet Price of $11.00, so that the equivalent pro forma combined column reflects the income from continuing operations, book value and cash dividends of 0.977 Biomet Common Shares (the number of Biomet Common Shares that would have been received for each Kirschner Common Share) if the Merger had occurred as of the beginning of the fiscal year ended May 31, 1994. This table should be read in conjunction with the consolidated financial statements incorporated by reference herein and pro forma information appearing elsewhere herein. There can be no assurance that actual results would have been the same as the pro forma results.

As of and for the year ended May 31, 1994:

                                  Biomet                      Kirschner
                         ______________________     ___________________________
                                                                    Equivalent
                                       Pro Forma                     Pro Forma
                         Historical   Combined(1)   Historical(2)   Combined(3)
                         __________   ___________   _____________   ___________
Per common share:
Income from
  continuing operations    $  .61       $  .61         $  .54          $ .60
Book value                   3.12         3.22           6.89           3.15
Cash dividends               None         None           None           None


(1) Includes Biomet's historical data adjusted to reflect the consummation of the Merger and the acquisition of Kirschner as of the beginning of the fiscal year ended May 31, 1994 for the per share income from continuing operations and at May 31, 1994 for the book value per share.

(2) Kirschner's fiscal year ends December 31. Kirschner financial data are presented for the twelve-month period ended March 31, 1994, as amounts for the twelve months ended May 31, 1994, are not practicable to determine.

(3) Equivalent pro forma per share amounts are calculated by multiplying pro forma per share amounts by the conversion ratio, which is based on an $11.00 Average Biomet Price for the Biomet Common Shares to be exchanged. An increase or decrease of $1.00 in the Average Biomet Price would not materially affect the pro forma results.

               Selected Consolidated Financial Data of Biomet


Income Statement Data
(in thousands, except Earnings Per Share)
                                          Years ended May 31,
                           ----------------------------------------------------
                           1994       1993       1992        1991        1990
                           ----       ----       ----        ----        ----

Net sales                $373,295   $335,373   $274,795    $209,690    $162,379
Cost of sales             114,829    104,741     85,657      63,652      51,428
                         --------   --------   --------    --------    --------
  Gross profit            258,466    230,632    189,138     146,038     110,951

Selling, general and
 administrative expenses  136,191    122,170    102,695      80,212      60,945
Research and
 development expense       20,521     17,995     16,620      12,872       9,890
                         --------   --------   --------    --------    --------
  Operating income        101,754     90,467     69,823      52,954      40,116

Other income, net           5,278      3,805      6,688       5,646       3,712
                         --------   --------   --------    --------    --------
  Income before
    income taxes          107,032     94,272     76,511      58,600      43,828

Provision for
 income taxes              37,214     30,311     24,702      19,126      13,895
                         --------   --------   --------    --------    --------
  Net income             $ 69,818   $ 63,961   $ 51,809    $ 39,474    $ 29,933
                         ========   ========   ========    ========    ========
Earnings Per Share           $.61       $.56       $.46        $.35        $.27

Weighted average
 number of shares         115,215    114,934    113,009     111,892     111,136

Balance Sheet Data
(in thousands)
                                             As of May 31,
                         ------------------------------------------------------
                           1994       1993       1992        1991        1990
                           ----       ----       ----        ----        ----
Working capital          $288,408   $224,387   $167,707    $118,512    $ 92,573
Total assets              418,077    354,409    279,234     210,660     153,548
Shareholders' equity      357,283    301,319    232,467     172,928     129,374

* The selected consolidated financial data include the results of operations of Lorenz Surgical from June 1, 1992 and Effner GmbH from March 21, 1991.
* Earnings per share data have been adjusted to give effect to all stock splits.
* Biomet paid no cash dividends during any of the periods presented.

               Selected Consolidated Financial Data of Kirschner

     The following selected consolidated financial data for the years ended December 31, 1989 through 1993 have been derived from the consolidated financial statements of Kirschner, which statements have been audited by KPMG Peat Marwick LLP, independent auditors, and are incorporated by reference herein. Certain amounts have been reclassified to conform to the 1993 presentation. Financial data as of June 30, 1993 and 1994 are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of that data. The results of operations for the six months ended June 30, 1994, are not necessarily indicative of the results of operations that may be expected for the entire year.

Income Statement Data
(in thousands, except Per Share Data)

                                                                                          Six months
                                                                                            ended
                                                                                           June 30,
                                         Years ended December 31,                        (unaudited)
                              ----------------------------------------------------   ------------------
                                  1993       1992       1991       1990       1989       1994      1993
                                  ----       ----       ----       ----       ----       ----      ----
Revenues                      $ 67,188   $ 66,369   $ 64,948   $ 59,430   $ 53,940   $ 33,838   $34,859
Cost of sales                   28,498     26,794     26,018     27,276     24,631     13,915    14,143
                              --------   --------   --------   --------   --------   --------   -------
Gross profit                    38,690     39,575     38,930     32,154     29,309     19,923    20,716
Operating expenses              33,285     32,943     30,592     30,220     25,315     17,278    17,195
                              --------   --------   --------   --------   --------   --------   -------
Operating profit                 5,405      6,632      8,338      1,934      3,994      2,645     3,521
Interest expense, net            3,161      5,499      6,453      4,543      3,070        972     1,891
Other income (expense), net       (264)      (201)     1,357        (88)       (24)      (186)      (62)
Provision for income taxes         389        502      1,299        569         97        443       458
                              --------   --------   --------   --------   --------   --------   -------
Income (loss) from continuing
  operations before
  extraordinary item             1,591        430      1,943     (3,266)       803      1,044     1,110
Income (loss) from
 discontinued operations        (1,717)       124        883     (2,808)   (14,980)      (157)       (5)
Extraordinary item               2,395         --      1,375         --         --         --     2,395
                              --------   --------   --------   --------   --------   --------   -------
Net income (loss)             $  2,269   $    554   $  4,201   $ (6,074)  $(14,177)  $    887   $ 3,500
                              ========   ========   ========   ========   ========   ========   =======
Per Share Data:
Income (loss) from continuing
  operations before
  extraordinary item             $ .47      $ .17      $ .76     $ (1.34)   $  .33      $  .29    $ .33
Net income (loss)                $ .67      $ .22      $1.65     $ (2.48)   $(5.80)     $  .25    $1.05

Weighted average common and
  common equivalent shares
  outstanding                    3,407      2,559      2,551       2,445     2,443       3,547    3,333

Balance Sheet Data
(in thousands)

                                                                                             As of
                                                                                            June 30,
                                                 As of December 31,                        (unaudited)
                                  ------------------------------------------------        -------------
                                  1993       1992       1991       1990       1989       1994       1993
                                  ----       ----       ----       ----       ----       ----       ----
Working capital (deficit)     $ 23,458   $ 24,539   $ (6,170)   $(10,679)  $(5,711)  $ 20,039    $23,173
Total assets                    56,419     68,351     74,690      75,953    78,118     55,103     62,278
Short-term debt                  2,907      6,933     20,566      39,585    41,001      1,928      4,179
Long-term debt, including
  current portion               18,700     26,122     26,830      13,012    12,303     15,006     18,875
Total debt                      21,607     33,055     47,396      52,597    53,304     16,934     23,054
Shareholders' equity            23,786     21,372     14,894      10,667    15,139     25,491     25,786

                       THE SPECIAL MEETING

General

     This Proxy Statement/Prospectus is being mailed to all Kirschner shareholders of record in connection with the Special Meeting which will be held on the 7th floor of Kirschner's headquarters, 9690 Deereco Road, Timonium, Maryland 21093 at
10:00 a.m. (local time), on November 4, 1994. Shareholders of record as of the close of business on September 26, 1994, will be entitled to vote at the Special Meeting. At such date, there were 3,607,730 Kirschner Common Shares outstanding and entitled to vote on each matter scheduled to come before the Special Meeting.



Vote Required to Approve Merger

     The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the Kirschner Common Shares entitled to vote will constitute a quorum. Each Kirschner Common Share is entitled to one vote with respect to the approval of the Merger and the approval and adoption of the Merger Agreement.
The vote in favor of the Merger by the holders of a majority of the outstanding Kirschner Common Shares, or 1,803,866 shares, is required for approval of the Merger on behalf of the shareholders of Kirschner. KAC is entitled to vote 685,222 shares or approximately 19.0% of the Kirschner Common Shares entitled to vote on the Merger and intends to vote all such shares FOR approval of the Merger and the approval and adoption of the Merger Agreement. The officers and directors of Kirschner and their respective affiliates hold 545,920 Kirschner Common Shares or approximately 15.2% of the Kirschner Common Shares entitled to vote on the Merger.

     For quorum purposes, abstentions and broker non-votes are counted in determining the presence or absence of a quorum for the transaction of business at the Special Meeting. For voting purposes, abstentions and broker non-votes will have the same effect as votes against the Merger.

     The affirmative vote of the holders of a majority of the outstanding shares of Common Stock of KAC is required for the approval and adoption of the Merger Agreement on behalf of KAC. Biomet holds and is entitled to vote all of the shares of Common Stock of KAC and has voted those shares in favor of the Merger.

     No vote of the shareholders of Biomet is required to approve the Merger.


                                THE MERGER

Background of the Merger

     For the past several years Biomet has followed a strategy of growing its core business through internal development and strategic acquisitions in the medical device industry. In 1992, Biomet identified Kirschner as a possible merger candidate and at that time a preliminary contact was made concerning a possible combination of the companies. However, because of Biomet's concerns as to Kirschner's high level of debt and cash flow problems, no proposal was made.

     Since 1990, in an effort to strengthen its balance sheet and increase its profitability, Kirschner had been attempting to obtain either an infusion of equity capital or a strategic partner. During this period, substantive discussions were held with various financial investors and medical companies, including Henley International, Inc. (now Maxxim Medical, Inc. ("Maxxim")) and Columbia Hospital Corporation. In December 1992, these discussions culminated in the sale by Kirschner of approximately a 20% equity interest in Kirschner to Figgie International Inc. ("Figgie") for $7.4 million. It was Kirschner's intention to share technology with Figgie as part of a strategic venture in orthopedic cost containment. However, in January 1994, Figgie decided to discontinue its venture and divest its interest in Kirschner.

     In February 1994, C. Scott Harrison, President and Chief Executive Officer of Kirschner, and Richard Nikolaev, President of Orthomet, Inc. ("Orthomet"), began informal discussions about the possibility of a business combination between Kirschner and Orthomet. Orthomet has annual sales of approximately $26 million and, like Kirschner, designs, manufactures and markets orthopedic reconstructive implant devices. As the discussions proceeded, the two companies developed a proposal for a strategic alliance in which the synergies between the companies would result in a combined entity with approximately $100 million in revenue and extensive domestic and foreign sales networks. From time to time, prior to the Orthomet proposal, Kirschner also had discussions with other potential merger candidates, none of which resulted in a transaction with Kirschner.

     Discussions between Kirschner and Orthomet resulted in the execution of a letter of intent on May 25, 1994 providing for the merger of Kirschner with a newly organized subsidiary of Orthomet and the exchange of Kirschner Common Shares for shares of Orthomet common stock. The proposed exchange ratio represented a price per share of approximately $7.25 to Kirschner's shareholders as of May 25, 1994, or a premium of approximately 21% over Kirschner's then current market value. Kirschner issued a press release announcing the proposed merger with Orthomet after the close of trading on May 25, 1994 and commenced negotiations with Orthomet concerning the terms of a definitive agreement for the proposed transaction. On June 15, 1994, Kirschner engaged Dain Bosworth to provide investment banking and financial advisory services.

     Before completion of negotiations on the definitive agreement with Orthomet, Kirschner received an unsolicited oral indication of interest from a third party to acquire Kirschner for $8.25 per share in cash. A written proposal, however, was never submitted to Kirschner. Through various published reports Biomet also learned that Orthomet had made an offer to merge with Kirschner and that Kirschner had signed the letter of intent with Orthomet. Biomet thereafter began a review of Kirschner's public filings and determined that Kirschner had improved its financial condition since the time of the 1992 contact.
Kirschner received an unsolicited proposal from Biomet on Saturday, June 25, 1994 to acquire all of the outstanding Kirschner Common Shares in exchange for either cash in the amount of $10.00 per share, or one Biomet Common Share for each Kirschner Common Share, or a combination of cash and stock at the election of Kirschner's shareholders. The Biomet cash offer represented a premium of 53.8% over Kirschner's closing price on June 24, 1994, and a premium of 66.7% over Kirschner's closing price on May 25, 1994, the date of the Orthomet letter of intent.

     In accordance with the terms of the letter of intent between Kirschner and Orthomet, Kirschner informed Orthomet about the Biomet offer and asked Orthomet whether it would be willing to increase its offer. On Monday, June 27, Kirschner issued a press release announcing the receipt and terms of Biomet's unsolicited proposal. Also, Kirschner's Board of Directors met on June 27 and June 28 with Kirschner's legal counsel and financial advisors to discuss the Biomet offer and its impact on the proposed merger with Orthomet and to compare the value of the two offers. On June 29, 1994, Orthomet increased its offer to 1.3 shares of Orthomet common stock plus a seven year callable warrant to purchase an additional 1.3 shares of Orthomet common stock for $10.00 per share for each Kirschner Common Share. Following receipt of Orthomet's revised offer, Kirschner's Board of Directors met to continue its review of Biomet's offer and to discuss, among other matters, Orthomet's revised offer.
Kirschner also issued a press release disclosing Orthomet's increased offer and informed Biomet of that offer.

     On July 1, 1994, Orthomet requested Kirschner to sign a letter agreement in which Kirschner would agree, as a condition for Orthomet to keep its offer open, to pay Orthomet $1 million in the event Kirschner entered into a transaction with a third party. Kirschner declined to sign such a letter, and Orthomet withdrew its offer at 5:00 p.m. that day.

     On July 6, 1994, Orthomet reopened discussions with Kirschner and on July 7 renewed its offer to merge with Kirschner on the same terms as contained in its June 29 revised offer.
Also on July 7, 1994, Kirschner received a written indication of interest, without any financial terms, from another potential acquiror, which was subsequently withdrawn.

     Kirschner informed Biomet of Orthomet's renewed offer.  On
July 11, 1994, Biomet amended its offer to eliminate the cash election and to increase the exchange ratio to 1.05 Biomet Common
Shares for each Kirschner Common Share.

     The Kirschner Board of Directors met on July 11, 1994 to consider the latest Orthomet offer and the newly-revised Biomet offer. Dain Bosworth presented a detailed analysis of Orthomet's revised offer that included a stand-alone valuation of Orthomet's common stock, valuation analyses under a variety of scenarios for the warrants proposed in Orthomet's revised offer and other information regarding the potential benefits to Kirschner's shareholders from a combination of Kirschner with Orthomet. This information supplemented data regarding the recent price and volume history, institutional ownership and market making activities in Orthomet's common stock that had been submitted previously to Kirschner's Board of Directors. Based on public market values for Orthomet's common stock ranging from $6.00 to $6.50 per share, Dain Bosworth calculated that Orthomet's revised offer represented total values ranging from $9.70 to $10.51 per Kirschner Common Share.

     Dain Bosworth also presented data regarding the recent price and volume history, institutional ownership and market making activities in Biomet's Common Shares. Based on an exchange ratio of 1.05 Biomet Common Shares for each Kirschner Common Share and the closing price of Biomet's common stock as of July 8, 1994, Dain Bosworth calculated that the value of the Biomet offer was approximately $10.37 per Kirschner Common Share.

     Kirschner's Board of Directors reviewed objective criteria, such as the number of outstanding shares, recent trading volumes, bid/ask spreads, research coverage, the number of market makers and the recent trading history of each company's common stock, which indicated that the liquidity of Orthomet's common stock had been less historically than the liquidity of Biomet's Common
Shares. Based upon this review, the Kirschner Board of Directors and Dain Bosworth agreed that the number of shares and warrants to be received from Orthomet by Kirschner's shareholders constituted a large percentage of the equity interests of Orthomet; consequently, no assurance regarding the future liquidity of Orthomet's common stock or the Orthomet warrants could be given.

     Based on the many quantitative and qualitative factors it considered, the Kirschner Board of Directors decided to proceed with Biomet and directed management to negotiate a definitive agreement and continue due diligence with Biomet. A press release to that effect was issued later that day.

     On July 12, 1994, Kirschner received an unsolicited proposal from Maxxim. Maxxim, with annual sales of about $125 million, manufactures a variety of disposable medical products, but is not engaged in the orthopedic reconstructive implant business. In its July 12 offer, Maxxim proposed to acquire all of the outstanding Kirschner Common Shares for either $10.50 per share or two shares of Maxxim common stock for each three Kirschner Common Shares. Upon receipt of the Maxxim offer, Kirschner and Dain Bosworth discussed its terms and Kirschner concluded that the potential incremental value of the offer did not warrant a cessation of the negotiations with Biomet. The next day, Maxxim increased its offer to either $10.85 per share or seven shares of Maxxim common stock for each 10 Kirschner Common Shares. Kirschner informed Biomet of Maxxim's increased offer.

     In response to Maxxim's offer, Biomet increased its offer to $10.75 per share on July 15, 1994, to be payable either solely in cash or in cash and Biomet Common Shares, in Biomet's sole discretion. In no event, however, would Kirschner shareholders receive less than 0.9 Biomet Common Shares for each Kirschner
Common Share if Biomet elected to use Biomet Common Shares for payment of the merger consideration. Biomet's election to use
Biomet Common Shares as part of the Merger consideration was to be made no later than the date of the mailing to Kirschner shareholders of a proxy statement with respect to the Merger. The Kirschner Board of Directors met that day to consider the Biomet and Maxxim offers and to review the draft of a definitive merger agreement presented by Biomet. Dain Bosworth informed the Board that the two offers were approximately of equal value from a financial point of view. Both Dain Bosworth and the Kirschner Board noted that negotiations with Biomet were virtually completed whereas
Maxxim had entered the process at a later date. Because of uncertainties as to the terms Maxxim would require in a definitive agreement, both Dain Bosworth and the Kirschner Board believed that a transaction with Maxxim was more uncertain than a transaction with Biomet. The Kirschner Board believed that, from a business perspective, a prompt conclusion to the process was critical to maintain the loyalty of Kirschner's sales agents and customers. After reviewing the Biomet draft definitive agreement and Dain Bosworth's opinion that the consideration offered by Biomet was fair to Kirschner shareholders from a financial point of view, the Board of Directors approved the Proposed Merger Agreement at the meeting on July 15, 1994. Also on that date, the Board of Directors of Biomet approved the Merger Agreement which was then executed on Saturday, July 16, 1994. Kirschner issued a press release concerning this action on Monday, July
18, 1994.

     On July 22, 1994, Maxxim further increased its offer to $11.50 per share in cash or shares of Maxxim stock, to be determined in Maxxim's sole discretion, with a pro rata reduction in the price to account for the $1 million break-up fee contained in the Biomet/Kirschner agreement. See "Terms of the Merger Agreement -- The Deposit and Break-up Fee." Maxxim also stipulated that, if the consideration were to be paid in stock, Kirschner shareholders would receive no less than 0.6 shares of Maxxim common stock for each Kirschner Common Share.

     The Kirschner Board of Directors met on July 25, 1994 to consider Maxxim's revised offer. Dain Bosworth calculated that the pro rata reduction for the break-up fee amounted to approximately $.28 per share and thus would yield Kirschner's shareholders approximately $11.22 per share. Dain Bosworth also calculated that if Maxxim elected to pay the merger consideration in Maxxim common stock, there would likely be a dilutive effect on Maxxim's expected earnings per share for its 1994 fiscal year and a break-even to slightly positive effect on its expected 1995 earnings per share based on consensus market expectations for Maxxim's common stock. In contrast, it was noted that Kirschner's forecasted earnings for Biomet's fiscal years ending
May 31, 1995 and 1996 were expected to be accretive for Biomet's projected earnings per share for both years based on consensus market expectations for Biomet and Kirschner's internal projections. Moreover, it was noted that the liquidity in Maxxim's stock has historically been less than the liquidity of Biomet Common Shares based on trading volume and other market data. Dain Bosworth concluded that if Kirschner shareholders were to receive Maxxim stock as consideration, the Kirschner Board should carefully consider the likelihood that Kirschner's shareholders could realize $11.22 per share in the near term. If Maxxim decided to pay cash, Dain
Bosworth stated that Kirschner shareholders would realize $11.22 per share, provided Maxxim did not require any additional pro rata reductions. Dain Bosworth, therefore, advised the Board of Directors to assess the probability that a cash transaction with Maxxim would close at the price specified in the Maxxim offer.
Dain Bosworth noted that Maxxim had not yet provided Kirschner with a draft of a definitive agreement, so that Maxxim's conditions to completing the proposed transaction were unknown.

     Dr. Harrison reported to the Board that the offers from Orthomet, Biomet and Maxxim had caused considerable uncertainty among Kirschner's sales agents. This had resulted in a reduction of sales of orthopedic products and purchases of instrument sets by these agents. If this situation were to continue, Dr. Harrison believed that Kirschner's results might be seriously impacted which could be an impediment to closing a transaction with either Biomet or Maxxim. Dr. Harrison told the Board that he had discussed this issue with Biomet; and to help resolve this problem, Biomet was prepared to support expansion of Kirschner's product offerings to Kirschner's agents to induce them to maintain their relationships with Kirschner in light of the contemplated strategic fit with Biomet. Dr. Harrison believed that this would provide a strong financial incentive for the agents to remain with Kirschner.

     Dr. Harrison stated that he did not believe that a combination with Maxxim offered a strategic alliance in the orthopedic reconstructive implant business. Consequently, Dr. Harrison believed that by announcing a transaction with Maxxim and terminating the Biomet agreement, Kirschner would add to the Kirschner sales agents' uncertainties which could, in turn, lead to agent defections. This scenario would inevitably result in additional financial losses for Kirschner which, in turn, could give Maxxim a basis to terminate an agreement with Kirschner or to renegotiate the terms, including the purchase price. The Board also discussed its prior dealings with Maxxim, referenced above, which were terminated in the course of negotiations.

     After considering all of the above issues, the Kirschner Board of Directors concluded that the likelihood of consummating a transaction at the price offered by Maxxim would be subject to considerable uncertainty due to the lack of a definitive agreement and Maxxim's requirements for additional due diligence. In addition, if Maxxim chose to offer only stock, the ability of Kirschner shareholders to realize full value in the near term would be uncertain. The Board further observed that the Biomet transaction would remove uncertainties for Kirschner's agents, offer important synergies for Kirschner and would likely be consummated in accordance with the terms of the Merger Agreement. The Board, therefore, decided to reject the Maxxim offer and to proceed expeditiously to consummate the Biomet transaction.

     On July 28, 1994, Maxxim revised its offer so that Kirschner shareholders would receive cash only rather than cash or stock in the amount previously offered. On July 29, 1994, the Kirschner Board met and decided to reject the revised Maxxim offer for the same reasons discussed by the Board at the July 25 meeting.

     On August 12, 1994, KAC purchased from Figgie the Kirschner Common Shares issued to Figgie in December 1992, and a promissory note in the principal amount of 329.5 million Spanish pesetas (approximately $2.5 million) issued by Kirschner's Spanish subsidiary to Figgie for an aggregate purchase price of $8.7 million. These Kirschner Common Shares represent approximately 19.0% of the shares entitled to vote on the Merger. See "The Special Meeting."

Reasons for the Merger

     The Board of Directors of Biomet carefully considered the terms of the Merger Agreement and has concluded that such terms are fair and that the Merger is in the best interests of the shareholders of Biomet. Biomet's Board of Directors viewed the Merger with Kirschner as providing a strategic fit consistent with Biomet's policy of growth through selective acquisitions.

     The Board of Directors of Kirschner has determined that the Merger Agreement and the Merger are in the best interests of, and are fair to, the shareholders of Kirschner. In reaching this determination, the directors consulted with legal counsel concerning the duties of the Board and the terms of the Merger Agreement. The directors also consulted with Dain Bosworth, Kirschner's financial advisor, with respect to the financial aspects and fairness of the transaction from a financial point of view, as well as with senior management, and considered a number of factors, including the following:

     1. The written opinion of Dain Bosworth, that the consideration to be offered in the Merger is fair, from a financial point of view, to the shareholders of Kirschner. In considering such opinion, the Board was aware that, upon delivery thereof, Dain Bosworth became entitled to certain fees in connection with its engagement and that additional fees would become payable to Dain Bosworth contingent on consummation of the Merger. See "Opinion of Kirschner's Financial Advisor."

     2. The oral presentations of Dain Bosworth regarding the various financial and other considerations deemed relevant to the Board's evaluation of the Merger, including (a) a discounted cash flow analysis of Kirschner; (b) a review and analysis of the historical and current market prices of the Kirschner Common Shares and the market prices and financial data relating to other companies deemed by Dain Bosworth to be comparable to Kirschner; and (c) a review and analysis of the prices and premiums paid in, and other terms of, acquisition transactions deemed to be relevant for purposes of Dain Bosworth's analysis. See "Opinion of Kirschner's Financial Advisor."

     3. The directors' familiarity with Kirschner's business, financial condition, results of operations, business strategy and prospects, current industry, economic and market conditions, and the directors' assessment of the Merger as compared to the benefits and risks associated with remaining independent.

     4. The fact that the Merger consideration represents a premium of approximately 79% over the closing price of a Kirschner Common Share on May 25, 1994, the last trading day prior to Kirschner's announcement that it had entered into a letter of intent with Orthomet. See "Prospectus Summary - Market Price and Dividend Information."

     5. The likelihood that the conditions to the Merger will be satisfied.

     6. The terms and conditions of the Merger Agreement, including the fact that, under certain conditions, Kirschner has the right to terminate the Merger Agreement to accept an offer more favorable to Kirschner's stockholders and that in connection with such a termination Kirschner would be required to pay Biomet a termination fee in the amount of $1 million. In addition, the Merger Agreement provides for a $2 million earnest money deposit to be posted by Biomet which would be forfeited to Kirschner if the Merger Agreement is terminated by Kirschner because (a) Biomet intentionally breaches or fails to perform its obligations in any material respect under the Merger Agreement or (b) any representation or warranty of Biomet contained in the Merger Agreement is intentionally false in any material respect. See "Terms of the Merger Agreement -- The Deposit and Break-up Fee."

     Each of the foregoing factors was considered by the Board during the course of its deliberations prior to entering into the Merger Agreement in light of its knowledge of Kirschner and its business and each directors' business judgment. In its deliberations, the Board did not quantify or otherwise attempt to assign relative weights to the specific factors considered in determining to approve (and recommend that the shareholders approve) the Merger Agreement and the Merger.

Opinion of Kirschner's Financial Advisor

     Kirschner has retained Dain Bosworth to act as its financial advisor in connection with the Merger and to provide an opinion to the Board of Directors of Kirschner as to the fairness, from a financial point of view, of the consideration to be received by Kirschner's shareholders in connection with the Merger. The amount of the consideration to be received by Kirschner's shareholders was determined through negotiations between Kirschner and Biomet and not by Dain Bosworth. See "Background of the Merger."

     Dain Bosworth was selected by Kirschner on the basis of its experience in valuing securities in connection with mergers and acquisitions, knowledge of Kirschner and other manufacturers of orthopedic products and expertise in transactions involving health care companies. Dain Bosworth is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Dain Bosworth has from time to time issued research reports and recommendations on Biomet Common Shares, and in the ordinary course of business makes a market in Biomet Common Shares. In the course of its market making and other trading activities, Dain Bosworth may, from time to time, have a long or short position in, and buy and sell securities of, Biomet. Dain Bosworth also periodically publishes research reports regarding other companies that develop, manufacture, and market orthopedic products.

     Dain Bosworth has rendered to the Board of Directors of Kirschner an opinion that the consideration to be received in the Merger by holders of Kirschner Common Shares is fair to such shareholders from a financial point of view. A copy of the opinion of Dain Bosworth is attached as Appendix B to this Proxy Statement/Prospectus.

     As set forth in its opinion, Dain Bosworth relied on, and did not independently verify, the accuracy and completeness of the financial and other information furnished to it by Kirschner. Dain Bosworth did not make an independent evaluation or appraisal of the assets and liabilities of Kirschner or Biomet, and expressed no opinion regarding the liquidation value of either entity. Holders of Kirschner Common Shares are urged to read Dain Bosworth's opinion in its entirety for a summary description of the procedures followed, the factors considered and the assumptions made by Dain Bosworth in rendering its opinion.

     For purposes of its opinion, Dain Bosworth reviewed and analyzed certain publicly available information relating to Kirschner, as well as other information provided by Kirschner including certain financial forecasts and internal management reports. Dain Bosworth analyzed the historical reported market prices and trading activity of Kirschner Common Shares, as well as the earnings, rates of return, capitalization, dividends and other characteristics of Kirschner and its Common Shares. Dain Bosworth visited the corporate headquarters of Kirschner and also held discussions with members of the senior management of Kirschner regarding Kirschner's past and current business operations, financial condition and future prospects.

     Dain Bosworth used the foregoing information to further its understanding of Kirschner and the market for Kirschner Common
Shares.

     In conducting the review and in performing the analyses described below, Dain Bosworth did not attribute any particular weight to any information or analysis considered by it, but rather made qualitative judgments as to the significance and relevance of each factor and analysis. Accordingly, Dain Bosworth believes that the information reviewed and the analyses conducted must be considered as a whole and that considering any portion of such information or analyses, without considering all of such information and analyses, could create a misleading or incomplete view of the process underlying its opinion.

     Analysis of Selected Publicly Traded Companies. Dain Bosworth compared Kirschner's financial and stock market information to similar information for certain publicly traded companies that develop, manufacture and market orthopedic implants and other orthopedic support products. Companies reviewed by Dain Bosworth included Biomet, Inc.; Mitek Surgical Products, Inc.; Orthomet, Inc.; Orthofix International, N.V.; Osteotech, Inc.; and Stryker Corporation (the "Comparable Companies"). Of the companies that produce these items, the Comparable Companies were those public companies determined by Dain Bosworth to be most comparable to Kirschner based on a number of criteria. These criteria included, but were not limited to, the following: product offerings (with particular focus on orthopedic implants and support products); size, as measured by sales; sales growth rate; relative profitability as measured by operating and net income margins; and net income growth rate.

     Dain Bosworth calculated valuation ratios based on published stock prices for each of the Comparable Companies. The valuation ratios were based upon several variables, including sales, earnings before interest, taxes, depreciation and amortization ("EBITDA"), operating income, net income for the latest twelve months, and projected net income for both the current and following fiscal years. The projections for net income were based upon consensus earnings estimates for the Comparable Companies prepared by research analysts from various investment firms.

     After examining the historical performance and expectations for Kirschner and the Comparable Companies, Dain Bosworth determined that the lowest valuation ratios for the Comparable Companies were the most appropriate ratios for valuing the Kirschner Common Shares under this approach. Applying these valuation ratios to Kirschner's historical and forecasted financial parameters resulted in values for Kirschner Common Shares ranging from $5.09 to $14.68 per share on a fully diluted basis.

     Analysis of Selected Merger and Acquisition Transactions. Dain Bosworth reviewed numerous acquisitions involving target companies engaged in the manufacturing and/or marketing of medical devices and equipment and summarized the terms of two selected acquisitions. The following table lists the transactions that Dain Bosworth summarized (the "Comparable Acquisitions"):

Effective Date of
 Transactions         Acquiring Company            Acquired Company

December 7, 1992    Bergen Brunswig Corp.      Durr-Fillauer Medical, Inc.
August 2, 1993       Bausch & Lomb, Inc.             Dahlberg, Inc.

     The Comparable Acquisitions were selected on the basis of the comparability of the acquired companies to Kirschner with respect to several factors. These factors included, but were not limited to, sales attributable to the development, manufacture and/or marketing of medical devices and equipment. In addition, Dain Bosworth concentrated on transactions that occurred since January 1, 1992, and those for which relevant financial data were available.

     For purposes of evaluating the Merger, valuation ratios were calculated for each of the Comparable Acquisitions based upon several variables, including sales, EBITDA, operating income and net income. Based upon a review of the Comparable Acquisitions, Dain Bosworth determined that the lowest valuation ratios for the Comparable Acquisitions were the most appropriate ratios to apply to Kirschner's historical financial results to determine values for Kirschner Common Shares. These values ranged from $2.50 to $19.64 per share on a fully diluted basis. In addition, the Comparable Acquisitions were used as part of the information reviewed to determine premiums paid for the acquisition of public companies in relation to their respective share prices prior to the announcement of an acquisition. In the case of the Comparable Acquisitions, median premiums ranged from 39.1% to 47.4% based on the acquired companies' share prices as of one day, one week and four weeks prior to the acquisition announcements. This range of premiums corresponds to values for Kirschner Common Shares ranging from $8.35 to $8.84 per share based on prices in relation to the last sale price of Kirschner Common Shares on May 25, 1994, the last trading day prior to the announcement that Kirschner had entered into a letter of intent to merge with Orthomet.

     Similar data from other sources indicated that the average control premium paid for drug, medical supply and medical equipment companies in 1993 was approximately 34.8%. Applying this premium to Kirschner's share price of $6.00 prior to the announcement mentioned above corresponds to a value for Kirschner Common Shares of $8.09 per share.

     Discounted Cash Flow Analysis. Dain Bosworth assessed the present values of future cash flows that Kirschner's business activities could be expected to generate over a defined time period and the residual value of Kirschner at the end of the projected period (the "DCF Analysis"). In preparing the DCF Analysis, Dain Bosworth used a set of projections prepared by Kirschner management for the remainder of 1994 and all of 1995 and 1996. In conjunction with these forecasts, Dain Bosworth and Kirschner's management mutually agreed that Kirschner's projected revenue growth rate on a stand-alone basis could be reasonably expected to decrease over the 1997-1998 forecast period to 5% for periods thereafter. Operating margins for fiscal years 1997 and 1998 were estimated at the same percentage of net sales as for 1996, the last year of management's projections. The resulting five-year projections (the "Base Case Plan") formed the basis of the DCF Analysis.

     The Base Case Plan was evaluated with respect to various assumptions regarding discount rates and the growth rates for residual earnings used to estimate the residual value of Kirschner following the projection period. The discount rates that were considered ranged from 13% to 21% and the growth rates for residual earnings that were considered ranged from 2% to 8%. The projected cash flows and residual value were discounted to the present and adjusted for Kirschner's debt and cash as of the most recent balance sheet date to determine values for Kirschner Common Shares ranging from $3.75 to $10.70 per share on a fully diluted basis.

     Based on Kirschner's capital structure, the expected rates of return on the shares of the Comparable Companies, current capital market conditions, Kirschner's marginal tax rate and other relevant factors, Dain Bosworth determined that the most appropriate discount rate and growth rate for residual earnings were 17% and 5%, respectively. Applying this discount rate and growth rate for residual earnings to the projections resulted in a value for Kirschner Common Shares of $6.27 per share on a fully diluted basis.

     Analysis of Biomet Common Shares. Dain Bosworth reviewed and analyzed certain publicly available information relating to Biomet and Biomet Common Shares in order to assess the relative liquidity of the Biomet Common Shares that Kirschner's shareholders will receive if Biomet elected to use shares rather than cash as the Merger consideration. As part of its analysis, Dain Bosworth analyzed the historical reported market prices, earnings, rates of return, capitalization, dividends and other characteristics of Biomet and Biomet Common Shares. Dain Bosworth used the foregoing information to further its understanding of Biomet and the market for Biomet Common Shares. Dain Bosworth also calculated the expected incremental earnings per share Biomet could expect to earn on the shares to be issued to Kirschner's shareholders in the Merger and compared the results with public market expectations for earnings on Biomet Common Shares.

     Dain Bosworth did not assign any particular weight to the individual analyses described above, which represent a summary of the material analyses performed by Dain Bosworth. Dain Bosworth's determination regarding the fairness of the transaction is not based on a mathematical model but rather a body of information obtained from such analyses and qualitative factors.

     Kirschner has paid Dain Bosworth fixed engagement and advisory fees totaling $50,000 for certain services performed as Kirschner's financial advisor. In addition, Kirschner has paid Dain Bosworth a fixed fee of $100,000 for the delivery of its written opinion that is included in this Proxy Statement/Prospectus. Also, Kirschner will pay a transaction fee of $150,000 to Dain Bosworth for financial advisory services, which is payable at the time of, and contingent upon, the consummation of the Merger. Kirschner has also agreed to reimburse Dain Bosworth for its reasonable out-of-pocket expenses and to indemnify Dain Bosworth against certain liabilities including those arising under securities laws.


Terms of the Merger Agreement

     The following description of the Merger Agreement does not purport to be comprehensive or definitive and is qualified in its entirety by reference to the Merger Agreement which is incorporated by reference herein. Copies of the Merger Agreement will be provided to Kirschner shareholders, without charge, upon request to Daniel P. Hann, Secretary of Biomet, at the address provided herein. See "Incorporation of Certain Documents by Reference."

     The Merger

     Pursuant to the Merger Agreement, Kirschner would be merged with and into KAC, as a result of which the corporate existence of KAC (the "Surviving Corporation") would continue unaffected, the separate existence of Kirschner as a corporation would cease and KAC and Kirschner would be a single corporation under Delaware law and a wholly-owned subsidiary of Biomet. The Merger will become effective at 12:01 a.m. on the date immediately following the filing of a Certificate of Merger with the Delaware Secretary of State. The name of the Surviving Corporation will be "Kirschner Medical Corporation."

     Conversion of Shares of KAC and Kirschner

     The Merger Agreement provides that the Merger consideration is to be paid solely in cash unless Biomet makes an election (the "Stock Election") to pay the consideration in cash and Biomet Common Shares prior to the mailing to Kirschner shareholders of a Proxy Statement with respect to the Merger. Biomet made the Stock Election on September 28, 1994.

     The Merger consideration will be provided by the delivery by Biomet to an Exchange Agent for the benefit of the former holders of Kirschner Common Shares of (a) Biomet Common Shares in exchange for 50% of the outstanding Kirschner Common Shares (other than Kirschner Common Shares held by Biomet or KAC) (the "Converted Kirschner Shares") and (b) cash in exchange for the remaining 50% of the Converted Kirschner Shares in the amount of $10.75 per share. The number of Biomet Common Shares to be delivered will be determined by multiplying the number of Converted Kirschner Shares to be exchanged for Biomet Common Shares by a fraction (the "Conversion Ratio") the numerator of which is $10.75 and the denominator of which is the average of the last sale prices for Biomet Common Shares (the "Average Biomet Price") as reported by NASDAQ-NMS for the ten consecutive trading days ending on the fifth trading day prior to the date of the closing of the Merger (the "Closing"); however, in no event will the Conversion Ratio be less than 0.9.

     As of the Effective Time, the Kirschner Common Shares shall no longer represent any interest in the equity of Kirschner, and all certificates formerly representing Kirschner Common Shares shall be deemed cancelled and shall represent only the right to receive the merger consideration.

     Each of the Converted Kirschner Shares will, by virtue of the Merger and without any action on the part of Kirschner, be converted as of the Effective Time into the right to receive, at the election of each Kirschner shareholder and subject to the conditions and limitation set forth in the Merger Agreement, either (i) all cash in the amount of $10.75 per share, or (ii) all Biomet Common Shares, or (iii) a combination of cash and Biomet Common Shares. Each Kirschner Common Share as to which a valid shareholder election to receive Biomet Common Shares is made will, subject to the limitations described below, be converted in the Merger into the greater of (i) the number of Biomet Common Shares determined by dividing $10.75 by the Average Biomet Price, or (ii) 0.9 Biomet Common Shares. Except as described below, each Kirschner Common Share as to which a shareholder election to receive Biomet Common Shares is not properly made will be converted into the right to receive cash in the amount of $10.75 per share.

     A form of election (which will be included on the letter of transmittal to be sent to Kirschner shareholders) (the "Form of Election") will be mailed promptly after the Effective Time to shareholders of Kirschner of record as of the Effective Time.
To be effective, shareholder elections must be received by the Exchange Agent on or before the 30th day following the Effective Time. Kirschner Common Shares as to which a shareholder election to receive Biomet Common Shares has been properly made are referred to herein as "Electing Shares."

     If the aggregate number of Biomet Common Shares which would be issuable in exchange for Restriced Kirschner Shares and Electing Shares (the "Requested Shares") exceeds the number of Biomet Common Shares to be delivered as part of the merger consideration (the "Delivered Shares"), then each holder of Electing Shares will be entitled to receive Biomet Common Shares for that number of whole Electing Shares determined by multiplying the number of Delivered Shares (less the number of Biomet Common Shares to be exchanged for Restricted Kirschner Shares) by a fraction, the numerator of which is the number of Electing Shares held by the particular Kirschner shareholder and the denominator of which is the number of all Electing Shares. Each Electing Share not converted into Biomet Common Shares will be converted into the right to receive cash in the amount of $10.75.

     If the number of Delivered Shares exceeds the number of Requested Shares, the Delivered Shares shall be distributed first, to the holders of Restricted Stock; then to the holders of Electing Shares; then to the holders of Kirschner Common Shares as to which no shareholder election is made, in the order determined by random lot; and finally to the holders of Kirschner Common Shares as to which a shareholder election to receive cash is properly made, in the order determined by random lot, each such holder to receive Delivered Shares with respect to one-half of the Merger consideration to which that holder is entitled (until the Delivered Shares are exhausted) and cash with respect to the remainder of the Merger consideration to which that holder is entitled.

     To the extent the allocations of the Delivered Shares described above would result in the creation of fractional share interests, the holders of remaining fractional share interests shall be paid cash in lieu thereof. See "Fractional Share Interests." The number of whole Biomet Common Shares representing the aggregate of such fractional share interests (the
"Unallocated Biomet Shares") shall be distributed by random lot to the holders of shares of Kirschner Common Shares who were entitled to receive Biomet Common Shares as a result of the allocation. No Kirschner shareholder will receive more than one Unallocated Biomet Share.

     Because of the limited number of Biomet Common Shares to be delivered in the Merger, Kirschner shareholders electing to receive Biomet Common Shares may receive cash for some or all of their Kirschner Common Shares. Conversely, if a small number of Kirschner shareholders elects to receive Biomet Common Shares, shareholders who do not so elect may receive Biomet Common Shares for some of their Kirschner Common Shares. The actual number of Biomet Common Shares and the amount of cash to be received by each Kirschner shareholder will vary depending on the actual Average Biomet Price, and the number of Kirschner shareholders who elect to receive Biomet Common Shares in the Merger. The failure of a Kirschner shareholder to make an election to receive cash may result in the increased possibility that the shareholder will receive some Biomet Common Shares.

     At the Effective Time, each Kirschner Common Share not held by Biomet, KAC or a Dissenting Shareholder will be exchanged for cash and/or Biomet Common Shares, as described above, the issued and outstanding shares of KAC will be unaffected by the Merger and Kirschner will be merged with and into KAC. Kirschner
Common Shares held by Biomet or KAC at the Effective Time will be cancelled and no payment will be made therefor. Kirschner Common Shares held by Dissenting Shareholders at the Effective Time will be subject to the provisions of Section 262 of the DGCL. See "Dissenters' Rights of Appraisal" and Appendix A.

     If the sum of (a) the amount of cash which would be payable to holders of fractional share interests, plus (b) the amount of cash which would be necessary to pay the holders of Dissenting Shares at the rate of $10.75 per Dissenting Share, would exceed the amount of cash to be delivered by Biomet as described above, the entire amount of the Merger consideration will be paid in cash and, in such event, Kirschner, rather than KAC, shall be the Surviving Corporation in the Merger as a wholly-owned subsidiary of Biomet.

     Fractional Share Interests

     No certificates or scrip representing fractional Biomet Common Shares shall be issued in the Merger and no holder of any such fractional share interest shall be entitled to vote, to receive any dividends or other distributions paid or declared on Biomet Common Shares, or to exercise any other rights as a shareholder of Biomet with respect to such fractional share interest. Each holder of Kirschner Common Shares who would otherwise be entitled to receive a fractional Biomet Common Share in exchange for such holder's Kirschner Common Shares hereunder shall be entitled upon surrender of certificates for Kirschner Common Shares in accordance with the Merger Agreement to receive in lieu of such fractional share an amount in cash equal to the amount of such fraction multiplied by the Average Biomet Price.

     The Deposit and Break-up Fee

     Biomet has delivered to Kirschner an earnest money deposit of $2 million (the "Deposit"). If the Merger is not consummated, the Deposit will be refunded to Biomet, unless the Merger Agreement is terminated (a) by Kirschner because of a Covenant Default (as hereinafter defined) by Biomet or because of a Representation Default (as hereinafter defined) by Biomet, in either case as a result of a willful and intentional act or failure to act by Biomet, or (b) by Biomet other than because of a Covenant Default by Kirschner, a Representation Default by Kirschner or a failure to satisfy any other material condition precedent to Biomet's obligations set forth in the Merger Agreement, in which case Kirschner would be entitled to keep all of the Deposit as liquidated damages in consideration for Kirschner's time and expense. See "Termination of the Merger Agreement." In addition, Kirschner would be obligated to return all or a portion of the Deposit and/or pay Biomet $1 million as liquidated damages in consideration for Biomet's time and expense if certain specified actions by an unrelated third-party involving the acquisition of Kirschner or litigation against Kirschner, Biomet or KAC should occur prior to the Effective Time.

     Surrender of Kirschner Common Shares

     After the Effective Time, the Exchange Agent will send a letter of transmittal and Form of Election to each Kirschner shareholder advising such shareholder of the terms of the exchange effected by the Merger and the procedure for surrendering to the Exchange Agent certificates evidencing Kirschner Common Shares in exchange for a bank check or certificates evidencing Biomet Common Shares or both, as the case may be. Subject to any abandoned property or similar laws, the Exchange Agent, upon surrender to it of a properly completed letter of transmittal and Form of Election together with one or more certificates formerly representing Kirschner Common Shares, will distribute to the holders of certificates evidencing Kirschner Common Shares, as applicable, a bank check in an amount equal to the cash for which such Kirschner Common Shares were exchanged and/or a certificate for that number of whole Biomet Common Shares for which such Kirschner Common Shares were exchanged. In no event will the holder of any such surrendered certificates be entitled to receive interest on the funds to be received in the Merger.

     After the Effective Time and until so surrendered, each outstanding certificate formerly representing Kirschner Common Shares (other than certificates held by Biomet or KAC or by Dissenting Shareholders, if any) will be deemed for all corporate purposes of Biomet to evidence ownership of the number of full Biomet Common Shares or the right to receive the amount of cash for which the Kirschner Common Shares represented thereby were exchanged. However, the holder of such outstanding certificates which are exchanged for Biomet Common Shares will not be entitled to receive any dividend payable to holders of Biomet Common Shares or cash payable in lieu of fractional shares until such certificates are surrendered. Upon surrender of such certificates, the record holder of the certificates of Biomet Common Shares issued in exchange therefor will receive the amount of dividends theretofore paid with respect to the full Biomet Common Shares represented by such certificates on any date subsequent to, and having a record date after, the Effective Time and the amount of any cash payable to such holder in lieu of fractional shares. No interest will be payable with respect to the payment of such dividends or cash in lieu of fractional shares on surrender of outstanding certificates.

     Any part of the Merger consideration to which certificates representing Kirschner Common Shares are not surrendered by the expiration of six months from the Effective Time will, together with any interest thereon, be paid over to Biomet by the Exchange Agent, subject to any applicable abandoned property or similar laws, and former shareholders of Kirschner shall thereafter be required to surrender their certificates to Biomet for payment.

     Agreements with Certain Members of Kirschner's Management

     At the Effective Time, Biomet (a) will assume all of Kirschner's obligations with respect to its outstanding incentive stock options and provide for the issuance of Biomet Common
Shares upon the exercise thereof, (b) issue a non-incentive option to purchase 30,000 restricted Biomet Common Shares to C.
Scott Harrison, and (c) issue incentive options to purchase registered Biomet Common Shares under the Biomet Employee and Non-Employee Director Stock Option Plan to the following members of Kirschner's management, for the number of Biomet Common Shares listed next to each individual's name: Roger Van Broeck, 30,000; Lewis E. S. Parker, 30,000; Nicholas L. Gounaris, 20,000; and
Warren M. Gitt, 20,000. These management options shall vest in equal annual installments over the seven years following the date of the grant, shall be exercisable during the two-year period following the vesting thereof and shall contain such other terms and conditions as shall be prescribed by Biomet's Stock Option Committee. Each of the named individuals (the "Kirschner
Managers") will enter into a non-compete agreement with Biomet (collectively, the "Non-Compete Agreements"), pursuant to which Biomet will have the right, exercisable in the event of a termination of the employment of any of the Kirschner Managers with Biomet during the one-year period following the Effective
Time, to prohibit the Kirschner Managers from competing with Biomet for a period of one year following the date of notice to the Kirschner Manager of Biomet's election to exercise that right (the "Non-Compete Period"). If Biomet elects to exercise this right, Biomet will be required to pay to the Kirschner Manager his base salary during the Non-Compete Period.

     It is anticipated that C. Scott Harrison will become a member of the Board of Directors of Biomet following the closing of the Merger.

     Representations and Warranties

     The Merger Agreement contains various representations and warranties given by Kirschner to Biomet and KAC and by Biomet and KAC to Kirschner relating to the organization and good standing of the parties, their respective capitalization, the accomplishment of all corporate procedures required for the authorization of the Merger, pending legal matters, certain tax and financial matters and certain other matters relating to the business and operations of the respective entities. The Merger Agreement also contains various covenants by Kirschner, Biomet and KAC with respect to the conduct of their respective businesses and certain other actions to be taken prior to the Effective Date.

     Conditions to the Merger

     The Merger Agreement provides that consummation of the Merger is contingent upon (1) the expiration of a preferential right of Figgie to purchase certain Kirschner technology, (2) the redemption of all outstanding rights to purchase Kirschner Common Shares under Kirschner's Shareholders Rights Plan, or the amendment of the Shareholder Rights Plan so that the Kirschner Rights do not become exercisable as a result of the Merger, (3) the amendment of the terms of certain outstanding grants of Restricted Kirschner Shares to impose certain additional conditions on the elimination of the restrictions on the Biomet Common Shares to be issued in replacement of the Restricted Kirschner Shares, (4) the assumption by Biomet of Kirschner's obligation with respect to its outstanding incentive stock options, and the issuance by Biomet of new options to
C. Scott Harrison and to the Kirschner Managers as described under "Agreements with Certain Members of Kirschner's Management",
(5) the execution by the Kirschner Managers of the Non-Compete Agreements, (6) the completion by each party to its satisfaction of a due diligence review of the other, (7) the absence of any material adverse change in the financial condition of Kirschner or Biomet, (8) the expiration or termination of the waiting period under Title II of the HSR Act, (9) the continued effectiveness of the Registration Statement under applicable federal and state securities laws and the eligibility of the Biomet Common Shares to be issued in the Merger for quotation on NASDAQ-NMS upon notice of issuance, (10) receipt by Kirschner of an opinion from Dain Bosworth that the Merger is fair to Kirschner's shareholders from a financial point of view, (11) the approval of the Merger by Kirschner's shareholders and by Biomet, as sole stockholder of KAC, and (12) receipt by Kirschner and Biomet of an opinion from Manatt, Phelps & Phillips to the effect that the Merger will be treated as a qualifying reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. A number of these coniditions have been fully or partially satisfies, as discussed below.

     A Registration Statement on Form S-4 under the Securities Act, which includes the information set forth in this Proxy Statement/Prospectus, has been filed by Biomet with the Securities and Exchange Commission with respect to the Biomet Common Shares to be issued in connection with the Merger, and that Registration Statement has been declared effective. The filings required by the HSR Act have been made and the prescribed waiting period expired on September 14, 1994.

     Dain Bosworth, Kirschner's financial advisor, has rendered its written opinion to the Board of Directors of Kirschner that the consideration to be received in the Merger by the holders of Kirschner Common Shares is fair, from a financial point of view, to such holders. This opinion, which is attached to the Proxy Statement/Prospectus as Appendix B, should be read in its entirety with respect to the assumptions made and other matters considered by Dain Bosworth in rendering such opinion. See "Opinion of Kirschner's Financial Advisor."

     Manatt, Phelps & Phillips has delivered its written opinion to Biomet and Kirschner stating that the Merger will be treated as a qualifying reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. This opinion is based on certain assumptions and is subject to various limitations and qualifications set forth therein. See "Federal Income Tax Consequences of the Merger."

     Biomet and Kirschner each has completed its due diligence review of the other and is satisfied as to the results thereof.
The preferential right of Figgie to purchase certain Kirschner technology has expired. The Boards of Directors of Biomet, KAC and Kirschner have approved the Merger. Biomet holds and is entitled to vote all of the shares of Common Stock of KAC and has voted those shares in favor of the Merger and of the approval and adoption of the Merger Agreement. No vote of the shareholders of Biomet is required to approve the Merger. If the Kirschner shareholders approve the Merger at the Special Meeting, the Effective Time is expected to occur at 12:01 a.m. on the day following the meeting, assuming all other conditions have been met or waived.

     Termination of the Merger Agreement

     The Merger Agreement may be terminated at any time prior to the Effective Time whether before or after approval by the shareholders of Kirschner: (a) by mutual agreement of Biomet and Kirschner; (b) by either party upon written notice to the other party to the effect that in the judgment of the notifying party, the other party (i) shall have breached or failed to perform in any material respect any of its covenants or obligations under the Merger Agreement (a "Covenant Default"), (ii) any representation or warranty of the other party contained in the Merger Agreement is false or misleading in any material respect
(a "Representation Default"); or (iii) if any other material condition precedent to such party's performance of its obligations under the Merger Agreement is not capable of being met; or (c) by Kirschner if required by the appropriate discharge of the fiduciary duties of its Board of Directors. The merger Agreement will terminate automatically if the Merger has not been consummated by December 31, 1994.

     Expenses

     Except as described under "The Deposit and Break-up Fee",
Biomet and Kirschner shall each be required to pay its own expenses incident to the preparation for and the consummation of the Merger Agreement.

Dissenters' Rights of Appraisal

     Pursuant to Section 262 of the General Corporation Law of the State of Delaware, any record holder of Kirschner Common Shares who does not wish to accept the consideration (cash or Biomet Common Shares) to be paid pursuant to the Merger Agreement and who continuously holds such shares through the Effective Time of the Merger may dissent from the Merger and elect to have the fair value of his or her Kirschner Common Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially appraised and paid to him or her in cash, provided that he or she complies with the provisions of Section 262.

     Biomet shareholders will not be entitled to dissenters' rights in connection with the Merger.

     The following is a brief summary of the statutory procedures to be followed by a record holder of Kirschner Common Shares in order to dissent from the Merger and perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262, the text of which is set forth in Appendix A hereto.

     If any record holder of Kirschner Common Shares elects to exercise his or her right to dissent from the Merger and demand appraisal, the shareholder must satisfy each of the following conditions:

          (i) the shareholder must deliver a written demand for appraisal of his or her shares to Kirschner before the taking of the vote with respect to the Merger (this written demand for appraisal must be in addition to and separate from any proxy or vote against the Merger; neither voting against, abstaining from voting, nor failing to vote on the Merger will constitute a demand for appraisal within the meaning of Section 262); and

          (ii) the shareholder must not vote in favor of the Merger (a failure to vote will satisfy this requirement, but a vote in favor of the Merger, by proxy or in person, or the return of a signed proxy which does not specify a vote against approval and adoption of the Merger Agreement or a direction to abstain, will constitute a waiver of such stockholder's right of appraisal and will nullify any previously filed written demand for appraisal).

     If any shareholder fails to comply with either of these conditions and the Merger becomes effective, he or she will be entitled to receive the consideration in connection with the Merger as provided in the Merger Agreement, and will have no appraisal rights with respect to his or her Kirschner Common Shares.

     All written demands for appraisal should be addressed to:
Kirschner Medical Corporation, 9690 Deereco Road, Timonium, Maryland 21093, Attention: Secretary. All demands must be received at this address before the taking of the vote on the proposal to approve and adopt the Merger Agreement at the Special Meeting, and should be executed by, or on behalf of, the record holder of Kirschner Common Shares. Such demand must reasonably inform Kirschner of the identity of the shareholder and that such shareholder is thereby demanding appraisal of his or her shares.

     To be effective, a demand for appraisal must be executed by or for the shareholder of record, fully and correctly, as such shareholder's name appears on his or her share certificate(s) and cannot be made by the beneficial owner if he or she does not also hold the shares of record. The beneficial holder must, in such case, have the registered owner submit the required demand in respect of such shares.

     If Kirschner Common Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity. If Kirschner Common Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a shareholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds Kirschner Common Shares as a nominee for others may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such case, the written demand should set forth the number of shares as to which the record owner dissents. Where no number of shares is expressly mentioned, the demand will be presumed to cover all Kirschner Common Shares held in the name of such record owner.

     Within ten days after the Effective Time of the Merger, the Surviving Corporation of the Merger must give written notice of the date that the Merger has become effective to each shareholder who has filed a written demand for appraisal and who did not vote in favor of the Merger. Within 120 days after the Effective Time of the Merger, but not thereafter, either the Surviving Corporation or any holder of Kirschner Common Shares who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Kirschner Common Shares held by all shareholders entitled to appraisal. Biomet does not currently intend to cause the Surviving Corporation to file such a petition. Inasmuch as the Surviving Corporation has no obligation to file such a petition, if no such shareholder does so within the period specified, previous written demands for appraisal of all such shareholders will be nullified. In any event, at any time within 60 days after the Effective Time of the Merger (or at any time thereafter with the written consent of the Surviving Corporation), any shareholder who has demanded appraisal has the right to withdraw that demand and to accept payment of the consideration in connection with the Merger as provided in the Merger Agreement. Within 120 days after the Effective Time of the Merger, any dissenting shareholder, upon written request, is entitled to receive from the Surviving Corporation a statement setting forth the aggregate number of shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. That statement is to be mailed to the shareholder within 10 days after his or her written request therefor is received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is less.

     If a petition for appraisal is duly filed by a shareholder and a copy thereof is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated within 20 days to provide the Court of Chancery with a duly verified list containing the names and addresses of all shareholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the Surviving Corporation. After notice to such shareholders by registered or certified mail and in a Wilmington, Delaware newspaper, the Court of Chancery is empowered to conduct a hearing upon the petition to determine those shareholders who have complied with Section 262 and who have become entitled to appraisal rights under that section. The Court may require the shareholders who demanded appraisal of their shares to submit their share certificates to the Register of Chancery for notation thereon of the pendency of the appraisal proceedings; and if any shareholder fails to comply with such direction, the court may dismiss the proceedings as to such shareholder.

     Upon application of the Surviving Corporation or any stockholder entitled to participate in the appraisal proceeding, the Court may permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal before the final determination of the shareholders entitled to appraisal. Any shareholder whose name appears on the list filed with the Court and who has submitted his or her certificates for shares to the Register of Chancery, if required to do so, may participate fully in the proceedings until a final determination that he or she is not entitled to appraisal.

     After determination of the shareholders entitled to an appraisal, the Court of Chancery will appraise the Kirschner Common Shares determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger. When the value is so determined, the Court will direct the payment by the Surviving Corporation of such value, with interest thereon if the Court so determines, to the shareholders entitled to receive the same, upon surrender to the Surviving Corporation by such shareholders of the certificates representing such Kirschner Common Shares. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the Surviving Corporation would have had to pay to borrow money during the pendency of the proceeding. The Court may choose whether the interest will be simple or compound.

     In determining fair value, the Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court expanded the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earning prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. In addition, the Delaware Supreme Court stated that elements of future value "which are known or susceptible of proof as of the date of the merger and not the product of speculation" may be considered. The Court also stated that "only the speculative elements of value that may arise from the 'accomplishment or expectation' of the merger are excluded." The value so determined could be more or less than, or equal to, the consideration in connection with the Merger as provided for under the Merger Agreement.

     Costs of the appraisal proceeding may be determined by the Court and may be taxed by the Court of Chancery upon the parties thereto (i.e., the Surviving Corporation and the former Kirschner shareholders participating in the appraisal proceeding) as the Court deems equitable in the circumstances. Upon application of a shareholder, the Court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

     Any shareholder who has demanded appraisal rights will not, from and after the Effective Time, be entitled to vote the shares subject to such demand for any purpose or to receive payment of dividends or any other distribution with respect to such shares (other than dividends or distributions, if any, payable to holders of record as of a record date prior to the Effective
Time) or to receive the payment of the consideration in connection with the Merger as provided in the Merger Agreement; provided, however, that if no petition for appraisal is filed within 120 days after the Effective Time as provided above, or if such shareholder delivers to the Surviving Corporation a written withdrawal of such demand for appraisal and an acceptance of the Merger, either within 60 days after the Effective Time, as provided above, or thereafter with the written approval of the Surviving Corporation, then the right of such shareholder to appraisal will cease. No appraisal proceeding in the Court of Chancery will be dismissed as to any shareholder without the approval of the Court.

Accounting Treatment

     Biomet intends to account for the Merger as a purchase.
Under the purchase method of accounting, the purchase price is assigned to the net assets acquired based on the fair values of the assets acquired and liabilities assumed.

Federal Income Tax Consequences of the Merger

     The parties have received an opinion of Manatt, Phelps & Phillips, special counsel to Kirschner, to the effect that the Merger will be treated as a qualifying reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. This opinion is based upon a number of conditions, all of which must be satisfied for the Merger to be a tax-free reorganization. Two conditions are that (a) at least 40% of the aggregate Merger consideration (including the amount paid by Biomet to acquire the Kirschner Common Shares from Figgie) must be made up of Biomet Common Shares, and (b) Kirschner shareholders who receive Biomet Common Shares in the Merger do not, at the Effective Time of the Merger, have a present plan or intention to dispose of the Biomet Common Shares received.

     The following discussion summarizes the federal income tax treatment to shareholders of Kirschner if the Merger is treated as a qualifying reorganization.

     Exchange of Kirschner Common Shares Solely for Biomet Common Shares. A Kirschner shareholder who receives Biomet Common Shares pursuant to the Merger will recognize no gain or loss, except with respect to the cash received for a fractional share interest, if any. See "Fractional Share Interests" below.

     The aggregate basis of the Biomet Common Shares received by such shareholder (including any fractional share interest to which he or she may be entitled) will be the same as the shareholder's aggregate basis in the shares surrendered in exchange therefor, decreased by any cash received and increased by the amount of gain recognized on the exchange.

     The holding period of the Biomet Common Shares received by such shareholder (including any fractional share interest to which he or she may be entitled) will include the period during which the shareholder's Kirschner Common Shares were held, provided such Kirschner Common Shares were held as a capital asset at the Effective Time of the Merger.

     Exchange of Kirschner Common Shares for a Combination of
Cash and Biomet Common Shares. A Kirschner shareholder who receives cash and Biomet Common Shares pursuant to the Merger will recognize gain, if any, on the exchange up to the amount of the cash received; no gain will be recognized on the portion of the Merger consideration received in Biomet Common Shares. Any recognized gain will be eligible for capital gain treatment
(assuming the shareholder's Kirschner Common Shares were held as a capital asset by the shareholder at the Effective Time of the Merger) unless such receipt of cash has the effect of the distribution of a dividend, as provided in Section 356 of the Code, in which case such gain will be taxable as ordinary income to the extent of the recipient's ratable share of the accumulated earnings and profits of Kirschner. The principles applicable under Section 302 of the Code and the United States Supreme Court decision in Commissioner v. Clark, 109 S. Ct. 1455, 89-1 U.S.T.C. Paragraph 9230 (1989), will serve as guidelines in determining whether the receipt of cash has the effect of the distribution of a dividend under Section 356 of the Code. Under those principles, a distribution to a shareholder will not be considered to have the effect of the distribution of a dividend if it is "substantially disproportionate" with respect to the shareholder or if it is "not essentially equivalent to a dividend" to the shareholder. For purposes of these tests and under Clark, the Kirschner shareholder presumably is treated as if he or she received solely Biomet Common Shares pursuant to the Merger, and then received cash through a redemption by Biomet of a number of such shares having a value equal to the cash amount.

     Under Clark, a distribution will be "substantially disproportionate" with respect to a Kirschner shareholder if the shareholder's proportionate interest in the Biomet Common Shares actually held by the shareholder after the Merger is less than 80% of the shareholders' proportionate interest in the Biomet Common Shares that the shareholder would have held if solely Biomet Common Shares had been distributed in the Merger. In applying this test for purposes of Section 356 of the Code, the constructive ownership rules of Section 318 of the Code require that the shareholders be treated as holding not only their own shares, but also shares held by certain related persons and entities. In addition, shareholders electing to receive cash for all or part of their Kirschner Common Shares should be aware that, if the cash limitation specified in the Merger Agreement is reached resulting in proration of the available cash to those shareholders electing cash and the receipt by such shareholders of Biomet Common Shares, it is possible that such shareholders will not be able to satisfy the "substantially disproportionate" test. Even though a distribution does not satisfy the "substantially disproportionate" test discussed above, it still may be "not essentially equivalent to a dividend" to a shareholder depending upon the shareholder's particular facts and circumstances. Under the test established by the United States Supreme Court, a distribution is not essentially equivalent to a dividend if it results in a meaningful reduction of the shareholder's proportionate interest in the corporation. In applying this test, the IRS considers the effect on the shareholder's right to vote, right to participate in earnings and profits, and right to share in the net assets of the corporation upon liquidation. The IRS will also take into account such factors as constructive stock ownership under Section 318 of the Code, the shareholder's ability, directly or indirectly, to control the corporation, and whether the redemption will be a pro rata distribution among the shareholders.

     The aggregate basis of the Biomet Common Shares received by such shareholder (including any fractional share interest to which he or she may be entitled) will be the same as the aggregate basis of the Kirschner Common Shares exchanged, decreased by any cash received and increased by the amount of gain recognized on the exchange.

     The holding period of the Biomet Common Shares received by such shareholders (including any fractional share interest to which he or she may be entitled) will include the period during which the shareholder's Kirschner Common Shares were held, provided such Kirschner Common Shares were held as a capital asset at the Effective Time of the Merger.

     Exchange of Kirschner Shares Solely for Cash. Cash received by holders of shares of Kirschner Common Shares who receive solely cash in exchange for their shares will be treated as received by the shareholder as a distribution in redemption of the shareholder's Kirschner Common Shares, subject to the provisions and limitations of Section 302 of the Code. Those shareholders who receive solely cash as a result of the Merger and hold no Biomet Common Shares directly or indirectly through the stock ownership attribution rules of Section 318 of the Code will be treated as having a complete termination of interest within the meaning of Section 302(b)(3) of the Code. As provided in Section 1001 of the Code, gain or loss will be realized and recognized by such shareholders in an amount equal to the difference between the cash received and the adjusted basis of the Kirschner Common Shares surrendered. Provided the Kirschner Common Shares were capital assets in the hands of such shareholders at the Effective Time of the Merger, the gain or loss recognized will be a capital gain or loss (either short-term or long-term depending on the holding period of the Kirschner Common Shares) subject to the provisions and limitations of Subchapter P of Chapter 1 of the Code, relating to the treatment of capital gains and losses for federal income tax purposes.

     Holders of Kirschner Common Shares who elect to receive cash in the Merger should be aware that, if the number of Kirschner shareholders who elect to receive Biomet Common Shares is not sufficient to require the issuance of all of the Merger consideration to be paid in the form of Biomet Common Shares, resulting in proration of the available cash to those shareholders electing cash and the receipt of some Biomet Common Shares by such shareholders, such shareholders will not be treated as having a complete termination of interest. In that event, it is possible that such shareholders will be able to satisfy the "substantially disproportionate" or the "not essentially equivalent to a dividend" tests discussed above and be eligible for capital gain treatment with respect to the cash received. If such shareholders cannot meet either test for capital gain treatment, the receipt of cash may be treated as having the effect of a distribution of a dividend as provided in
Section 356 of the Code, resulting in the gain being treated as ordinary dividend income to the extent of the recipient's ratable share of the accumulated earnings and profits of Kirschner. See "Exchange of Kirschner Common Shares for a Combination of Cash and Biomet Common Shares" above.

     Fractional Share Interests. No fractional shares of Biomet Common Shares will be issued in the Merger. Cash payments received by Kirschner shareholders in lieu of fractional Biomet Common Shares will be treated as received by such shareholders as a distribution in redemption by Biomet of that fractional share interest and will be treated as a distribution in full payment in exchange for the fractional share surrendered, resulting in capital gain or loss assuming the Kirschner Common Shares exchanged for cash in lieu of the fractional shares were held as a capital asset at the Effective Time of the Merger.

     Excess Dissenters. If the sum of (a) the amount of cash which would be payable to holders of fractional share interests plus (b) the amount of cash which would be necessary to pay the holders of Dissenting Shares at the rate of $10.75 per Dissenting Share, would exceed the amount of cash to be delivered by Biomet as described under "The Merger -- Terms of the Merger Agreement," the entire amount of the Merger consideration will be paid in cash and Kirschner, rather than KAC, will be the Surviving Corporation in the Merger as a wholly-owned subsidiary of Biomet. Under these circumstances, the Merger would fail to qualify as a reorganization under Sections 368 (a)(1)(A) and 368 (a)(2)(D) of the Code, and Kirschner shareholders would be taxed as described under "Exchange of Kirschner Shares Solely for Cash" above.

     Net Operating Loss. The Merger will result in an ownership change for Kirschner within the meaning of Section 382 of the Code. Accordingly, use of Kirschner's net operating loss carryovers by the Biomet group after the Merger will be restricted. Such pre-change losses are also restricted as to their use by the Biomet group under the consolidated return "separate return limitation year" rules.

     THE FOREGOING IS INTENDED TO BE ONLY AN OVERVIEW OF CERTAIN TAX CONSEQUENCES OF THE MERGER AND SHOULD NOT BE CONSIDERED TO BE TAX ADVICE. THIS TAX DISCUSSION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR SHAREHOLDERS IN VIEW OF THEIR INDIVIDUAL CIRCUMSTANCES. KIRSCHNER SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES WITH RESPECT TO THE FOREGOING MATTERS AND ANY OTHER CONSIDERATIONS WHICH MAY BE APPLICABLE TO THEM.

Backup Withholding

     When exchanging certificates representing Kirschner Common Shares for certificates representing Biomet Common Shares, holders of Kirschner Common Shares (other than certain entities that are exempt from these requirements, such as corporations) may be required to complete and return to the exchange agent a Form W-9, Payor's Request for Taxpayer Identification Number and Certification, providing their taxpayer identification number and certifying that they are not subject to backup withholding. If a shareholder fails to provide a completed Form W-9 to Biomet, federal law requires Biomet to withhold 31% of any payment, whether in cash or other property due upon the certificates surrendered.


      PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


     The following unaudited pro forma condensed consolidated financial statements (the "Pro Forma Statements") are required by the rules of the Securities and Exchange Commission and are provided for comparative purposes only. The Pro Forma Statements should not be considered indicative of the results which would have been or will be achieved since they are based on historical rather than prospective information and include certain assumptions which are subject to change.

     The Pro Forma Statements illustrate the effect of the transactions between Biomet and Kirschner, and are based on historical financial statements of Biomet as of and for the year ended May 31, 1994 and on historical financial statements of Kirschner as of and for the twelve-month period ended March 31, 1994. These statements reflect how Biomet's consolidated balance sheet might have appeared if the transactions had occurred on May 31, 1994 and how Biomet's consolidated statement of income might have appeared if the transactions had occurred at the beginning of the fiscal year ended May 31, 1994. Biomet will account for the acquisition of Kirschner using the purchase method.

     The Pro Forma Statements are unaudited and should be read in conjunction with the accompanying notes thereto and with the historical financial statements and related notes of Biomet and Kirschner incorporated by reference herein. The pro forma purchase adjustments are based on assumptions and estimates made specifically for the purpose of preparing these Pro Forma Statements. The final purchase adjustments to the accounts of Kirschner may vary, based upon changes in estimated values resulting from final reports of independent appraisals and other factors impacting the net assets of Kirschner. In the opinion of Biomet's management, these Pro Forma Statements are reasonable under the circumstances.


                         BIOMET, INC. AND SUBSIDIARIES
          PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)
                               as of May 31, 1994
                                 (in thousands)

                                       Historical              Pro-Forma
                                    ------------------  -----------------------
                                    Biomet   Kirschner  Adjustment Consolidated
                                    ------   --------   ---------- ------------
      ASSETS
                                                       (5)$ (8,700)
Current assets:                                        (6) (15,892)
Cash and cash equivalents          $ 70,391   $ 1,400  (7) (15,742)  $  31,457
Short-term investments               70,451         --          --      70,451
Accounts and notes receivable, net   96,800     18,058          --     114,858
Inventories                          92,263     18,332          --     110,595
                                                        (1)  5,700
Prepaid expenses and other           12,322        768  (3)    570      19,360
                                   --------    -------     -------    --------
Total current assets                342,227     38,558     (34,064)    346,721

Property, plant and equipment, net   51,124      8,549          --      59,673
                                                        (5)  2,500
                                                        (5)  6,200
                                                        (6) 31,600
                                                        (8) (2,500)
Investment in and advance to Kirschner   --         --  (9)(37,800)         --
Investment in and
  advances to affiliates              1,678         --          --       1,678
Other assets                          2,022        895          --       2,917
Intangible assets, net                9,599        583          --      10,182
Excess acquisition costs over fair                      (2) (6,273)
  value of acquired net assets       11,427      6,273  (4) 14,431      25,858
                                   --------   --------    --------    --------
Total assets                       $418,077   $ 54,858    $(25,906)   $447,029
                                   ========   ========    ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings              $  1,606    $ 2,371  (7)$(2,371)   $  1,606
                                                        (7) (2,593)
Long-term debt, current                  --      5,093  (8) (2,500)         --
Capital leases, current                  --        214  (7)   (214)         --
Accounts payable                     18,604      3,336          --      21,940
Accrued income tax                   13,620      1,069          --      14,689
Other accrued expenses               19,989      7,054  (3)  1,500      28,543
                                   --------    -------    --------    --------
Total current liabilities            53,819     19,137      (6,178)     66,778

Long-term debt and capital leases        --     10,564  (7)(10,564)         --
Other liabilities                     6,975        285          --       7,260
                                   --------    -------    --------    --------
Total liabilities                    60,794     29,986     (16,742)     74,038

Shareholders' equity:                                   (6) 15,708
Common shares                        47,290        344  (9)   (344)     62,998
Additional paid-in-capital           13,606     37,229  (9)(37,229)     13,606
Retained earnings (deficit)         299,510    (11,642) (9) 11,642     299,510
Cumulative translation adjustment    (3,123)    (1,059) (9)  1,059      (3,123)
                                   --------    -------    --------    --------
Total shareholders' equity          357,283     24,872      (9,164)    372,991
                                   --------    -------    --------    --------
Total liabilities and
 shareholders' equity              $418,077    $54,858    $(25,906)   $447,029
                                   ========    =======    ========    ========
The accompanying notes are part of the pro forma condensed consolidated financial statements.

                         BIOMET, INC. AND SUBSIDIARIES
        PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (Unaudited)
                        for the year ended May 31, 1994
                   (in thousands, except per share amounts)


                                       Historical              Pro-Forma
                                   ------------------  ------------------------
                                   Biomet   Kirschner  Adjustments Consolidated
                                   ------   ---------  ----------- ------------
Net sales                         $373,295   $ 66,728      $    --    $440,023

Cost of sales                      114,829     28,406           --     143,235
                                  --------   --------      -------    --------
Gross profit                       258,466     38,322           --     296,788


Selling, general and                                   (12)   (182)
 administrative expenses           136,191     31,308  (13)    960     168,277
Research and development expense    20,521      1,729           --      22,250
                                  --------   --------      -------    --------
Operating income                   101,754      5,285         (778)    106,261

Other income (expense), net          5,867       (269) (10) (2,290)      3,308
Interest expense                      (589)    (2,705) (11)  2,705        (589)
                                  --------   --------      -------    --------
Income from continuing operations
 before income taxes               107,032      2,311         (363)    108,980

Provision for income taxes          37,214        451  (14)    160      37,825
                                  --------   --------      -------    --------
Income from continuing operations $ 69,818   $  1,860      $  (523)   $ 71,155
                                  ========   ========      =======    ========

Earnings per share
 from continuing operations          $ .61      $ .54                    $ .61
                                     =====      =====                    =====
Weighted average shares            115,215      3,463                  116,643
                                   =======      =====                  =======


The accompanying notes are part of the pro forma condensed consolidated financial statements.


 NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE A:     For purposes of the pro forma condensed consolidated
balance sheet, it is assumed that the acquisition by Biomet of Kirschner occurred on May 31, 1994. For purposes of the pro forma condensed consolidated statement of income, it is assumed that the acquisition by Biomet of Kirschner occurred at the beginning of the fiscal year ended May 31, 1994. Both pro forma condensed financial statements reflect, on a pro forma basis, Biomet's ownership of 100% of the issued and outstanding common shares of Kirschner. Kirschner's amounts are as of and for the twelve-month period ended March 31, 1994, as amounts as of and for the year ended May 31, 1994 are not practicable to determine.

                                                        (Amounts in thousands)

     Cost of acquisition:
       Purchase price of 2,922,508 shares
         representing 81% of Kirschner's
         issued and outstanding common shares                   $ 31,417

       Purchase price of 685,222 shares from
         Figgie International Inc. ("Figgie") on
         August 12, 1994, representing 19% of
         Kirschner's issued and outstanding
         common shares                                             6,200

       Estimated acquisition costs                                   183
                                                                --------
                                                                $ 37,800
                                                                ========
     Net assets acquired:
       Kirschner's shareholders' equity as of
         March 31, 1994                                         $ 24,872

       Fair value adjustments to reflect
         increase (decrease) in book value:
         (1) Deferred taxes                                        5,700
         (2) Excess acquisition cost over
             estimated fair value of acquired
             net assets ("Goodwill") of Kirschner                 (6,273)
         (3) Accrued liabilities, net of deferred
             tax benefit                                            (930)
         (4) Goodwill associated with the
             acquisition of Kirschner by Biomet                   14,431
                                                                --------
                                                                $ 37,800
                                                                ========
                        NOTES TO PRO FORMA
     CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CONCLUDED


     (1)  Adjustment to Kirschner's deferred tax valuation allowance.
     (2) Write-off of Kirschner's Goodwill which has no continuing value to Biomet.
     (3) Record liabilities incurred in the transaction but not reflected on Kirschner's consolidated balance sheet (for example, contingencies that are probable and subject to reasonable estimation), net of related tax benefit.
     (4) Record Goodwill associated with the acquisition of Kirschner by Biomet.
     (5) Adjustment to record the August 12, 1994 acquisition of 685,222 Kirschner Common shares from Figgie and the purchase of a $2.5 million promissory note held by Figgie and issued by Kirschner's Spanish subsidiary, IQL.
     (6) Adjustment to record Biomet's purchase for cash of 40.5% of Kirschner's issued and outstanding shares, the exchange of 40.5% of Kirschner's issued and outstanding common shares for Biomet Common Shares and the payment of estimated costs.
     (7) Reflect the repayment of Kirschner's short-term borrowings and long-term debt.
     (8)  Elimination of intercompany note receivable and payable.
     (9) Elimination of Biomet's investment in Kirschner and the related shareholders' equity.
     (10) Decrease investment income as a result of the reduction of cash and cash investments used for the acquisition and the payoff of debt.
     (11) Elimination of interest expense relating to the payoff of debt.
     (12) Elimination of amortization expense relating to Kirschner's Goodwill written off at acquisition date.
     (13) Amortization of Goodwill using the straight-line method over a 15 year period.
     (14) Income tax effect of adjustments (10) and (11), assuming an effective tax rate of 38%.


            INFORMATION WITH RESPECT TO KIRSCHNER


General

     Kirschner was incorporated in Delaware in June 1983 and is the successor to a business begun in 1935 which was acquired by Hazleton Laboratories Corporation ("Hazleton") in 1969. On January 2, 1986, Hazleton distributed as a dividend to its shareholders all of the outstanding common stock of Kirschner, which resulted in Kirschner becoming an independent publicly-owned company. Kirschner manufactures products in the United States and Spain.

     Kirschner designs, develops, manufactures and markets orthopedic reconstructive implant devices and related instru-mentation, fracture fixation devices and musculoskeletal orthopedic support products. Kirschner's reconstructive implant devices consist of titanium and cobalt chrome joint implants for knees, hips and shoulders. Fracture fixation devices include bone plates, pins, screws, an external fixator and bioabsorbable pins. Kirschner's orthopedic support products are used in the treatment and prevention of musculoskeletal injuries and include back supports, knee immobilizers, cervical collars, wrist and elbow supports, splints, elastic compression devices, synthetic cast material and orthopedic traction framing equipment. Kirschner's products are sold under a variety of trademark names, including Performance, Neer II, Kirschner II-C, Dimension, Integrity, K-Cast Kool Kolors and Back Booster.

     In July 1988, Kirschner purchased Industrias Quirurgicas de
Levante, s.a. ("IQL") in Valencia, Spain, a manufacturer of orthopedic reconstructive implant and fracture fixation products.

The IQL acquisition further expanded Kirschner's orthopedic reconstructive implant and fracture fixation product lines while providing Kirschner with a manufacturing and marketing base in the European market.

     Kirschner manufactures reconstructive implant and fracture fixation devices at its facilities in Fair Lawn, New Jersey and Valencia, Spain. The primary manufacturing processes consist of casting, metal fabrication, precision machining, assembly, inspection and packaging. The principal raw materials used by Kirschner are special stainless steels, cobalt chrome alloys, titanium alloys and specialty polyethylene which are currently available from a number of domestic and foreign suppliers. Kirschner also purchases castings, forgings, parts and components from numerous outside sources.

     Most of Kirschner's orthopedic support products are manufactured at its facility in Marlow, Oklahoma and a leased manufacturing facility in Delray Beach, Florida. The operation at Marlow involves the cutting and sewing of various elastics, webbings, straps and other materials which are supplied by numerous vendors. The principal materials used in manufacturing synthetic cast products at Delray Beach are fiberglass substrates and urethane resin, both of which are readily available from a variety of sources.

     In the United States, Kirschner's products are sold through two distinct sales organizations. Orthopedic reconstructive implant devices are sold in the United States primarily through an independent agency system, while AOA products are sold in the United States primarily by Kirschner's direct sales force to hospitals and doctors' offices. IQL's products are sold internationally in Spain by its commissioned sales force. The international sales group manages relationships with 59 distributors in countries other than the United States and Spain.


               INFORMATION WITH RESPECT TO BIOMET

     Biomet is an Indiana corporation incorporated in 1977.
Biomet and its subsidiaries design, manufacture and market products used primarily by orthopedic medical specialists in both surgical and nonsurgical therapy.

     Biomet's products can be divided into three groups:
Reconstructive Products, EBI Products and Other Products. Biomet's Reconstructive Products (principally hips, knees and shoulders) and its Other Products (fixation and trauma devices, orthopedic support devices, operating room supplies, general surgical instruments, surgical products, arthroscopy products, oral-maxillofacial products and an ultrasonic bone cement removal system) are designed, manufactured and marketed under the Biomet, Arthrotek, Effner and Walter Lorenz trade names. Through Electro-Biology, Inc., Biomet's principal domestic subsidiary, Biomet develops, manufactures and markets non-invasive and implantable electrical bone growth and spinal fusion stimulators and distributes the Orthofix line of external fixation devices.

     Reconstructive products are used to replace joints which have deteriorated as a result of disease (various forms of arthritis and osteoporosis) or injury. Reconstructive joint surgery involves the modification of the area surrounding the affected joint and the insertion of one or more manufactured components. Biomet's primary reconstructive joints are the hip, knee and shoulder, but it also has the capability of producing other peripheral joints (including the ankle, elbow and great toe). Biomet also produces the associated instruments required by the orthopedic surgeon to implant Biomet's reconstructive products.

     EBI's primary product categories consist of invasive and non-invasive electrical stimulation devices used in the treatment of recalcitrant bone fractures (nonunions), spinal fusion stimulation devices used as an adjunctive treatment in spinal fusion procedures, external fixation devices and a controlled cold therapy unit to aid in the reduction of post-operative pain, edema and blood loss. The FDA has defined a "nonunion" as a case in which nine months have elapsed from the date of a fracture with no sign of healing for three months. EBI's non-invasive devices generally provide an alternative to surgical intervention in the treatment of recalcitrant bone fractures and failed joint fusions.

     Biomet's Other Products include bone fixation and related trauma devices, such as nails, plates, screws, pins and wires designed to temporarily stabilize traumatic bone injuries; orthopedic support devices, including elbow, wrist, abdominal, thigh and ankle supports in addition to a wide variety of knee immobilizers and braces; operating room supplies, including surgical suction devices, filters and drapes; general surgical instruments; arthroscopy products, including power instruments, manual instruments, visualization products and accessories; and oral-maxillofacial products, including orthognathic instruments, craniofacial instruments, rigid fixation systems, TMJ instruments and exodontia instruments.

     Biomet and its subsidiaries currently operate manufacturing and/or office facilities in Warsaw, Indiana; Parsippany, New Jersey; Ontario, Aliso Viejo and Redding, California; Jacksonville, Florida; Guaynabo, Puerto Rico; Bridgend, South Wales; Swindon, England; Milan, Italy; Berlin and Ansbach, Germany and Ontario, Canada. Biomet markets its products in the United States through independent commission sales representatives, in the United Kingdom and Germany primarily through direct factory sales representatives, and in other international markets through both independent and direct factory sales representatives and specialty medical product dealers. EBI sells electrical stimulation and external fixation devices through direct factory sales representatives in the United States and the United Kingdom and through specialty medical product dealers in the remainder of its markets. Biomet and its subsidiaries currently distribute products in approximately 100 countries.


         COMPARATIVE RIGHTS OF HOLDERS OF COMMON SHARES
                     OF BIOMET AND KIRSCHNER

     The rights of holders of Biomet Common Shares are governed by Biomet's Amended Articles of Incorporation, as amended, By-Laws and Indiana law, while the rights of holders of Kirschner Common Shares are governed by Kirschner's Certificate of Incorporation, By-Laws and Delaware law. In some respects the rights of holders of Biomet Common Shares and Kirschner Common Shares are similar. For example, each holder is entitled to one vote for each share held, each is entitled to receive pro rata any assets distributed to holders of Common Shares upon liquidation and each is subject to the rights of any preferred stock, when issued. Neither has any preemptive rights to subscribe for or purchase additional shares or cumulative voting rights in the election of directors.

     There are, however, some material differences between the rights of holders of Biomet Common Shares and holders of Kirschner Common Shares. A summary of these differences is set forth below. This summary, however, does not purport to be complete and is qualified in its entirety by reference to the respective Articles of Incorporation or Certificate of Incorporation and By-Laws of Biomet and Kirschner and the applicable provisions of Indiana and Delaware law.

Dissenter's Rights

     Under the IBCL, shareholders of Indiana corporations have the right to object and obtain payment of the fair value of their shares in certain business combination transactions and other specified corporate actions. These rights are not available for holders of shares if, on the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the corporate action is to be acted upon, such shares are registered on a United States securities exchange registered under the Exchange Act or traded on NASDAQ-NMS or a similar market. Biomet Common Shares are traded on NASDAQ-NMS.

     Under the DGCL, stockholders of Delaware corporations have the right to dissent and demand appraisal of the fair value of their shares in certain business combination transactions. These rights are not available for shares of stock of Delaware corporations, such as Kirschner, which are listed on a national securities exchange or NASDAQ-NMS unless the corporation's stockholders are required to accept for such stock anything other than (i) stock of the surviving corporation, (ii) stock of any company either listed on a national securities exchange or held by more than 2,000 stockholders, (iii) cash in lieu of fractional shares of corporations described in (i) and (ii) above, or (iv) a combination of the foregoing.

Limitation of Liability of Directors

     The IBCL does not contain any provision permitting a corporation to eliminate or limit a director's personal liability for monetary damages for a breach of his or her fiduciary duty of care to the corporation or its shareholders. However, the IBCL enumerates certain standards which, if met, permit a director to avoid personal liability for any action taken as a director or any failure to take such action. The IBCL requires a director to act in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation. A director may consider the effects of any action on shareholders, employees, suppliers and customers of the corporation and communities in which the corporation's offices are located and any other factors the director considers pertinent in considering the best interest of the corporation. The IBCL permits a director to rely upon officers and employees of the corporation he or she reasonably believes to be reliable and competent, legal counsel, public accountants or other experts as to matters he or she reasonably believes are within the person's professional or expert competence, and committees of the board of which the director is not a member, unless the director has knowledge which makes reliance upon such persons or committees unwarranted. The IBCL provides that a director will not be liable for any action taken as a director or for any failure to take any action unless the director has failed to comply with the standards enumerated in the statute and such failure to comply constitutes willful misconduct or recklessness.

     The DGCL permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's personal liability for monetary damages for a breach of a director's fiduciary duty to the corporation or its stockholders, subject to certain significant exceptions. Directors in a Delaware corporation adopting such a provision remain fully liable for (i) breaches of their duty of loyalty,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) deriving an improper personal benefit. In addition, the DGCL does not absolve directors from their duty of care, but only provides directors with relief from monetary damages. Kirschner's Certificate of Incorporation contains a provision consistent with the DGCL limiting a director's personal liability.

Anti-Takeover and Supermajority Provisions

     Provisions of the IBCL are designed to protect minority shareholders in the event that a person acquires, pursuant to a tender offer or otherwise, shares giving them more than 20%, more than 33 1/3%, or more than 50% of the outstanding voting power ("Control Shares") of a corporation having 100 or more shareholders. Unless the corporation's articles of incorporation or bylaws provide that these provisions do not apply to Control Share acquisitions of shares of the corporation before the Control Share acquisition, an acquiror who purchases Control Shares without seeking and obtaining the prior approval of the board of directors, cannot vote the Control Shares until each class or series of shares entitled to vote separately on the proposal, by a majority of all votes entitled to be cast by that group (excluding the Control Shares and any shares held by officers of the corporation and employees of the corporation who are directors thereof), approve in a special or annual meeting the rights of the acquiror to vote the Control Shares. An Indiana corporation otherwise subject to the provisions may elect not to be covered by the statute by so providing in its articles of incorporation or bylaws.

     Among other provisions relating to transactions effecting a change in control of Indiana corporations, the IBCL establishes a five-year period beginning with the acquisition of a 10% interest in the corporation during which certain business transactions involving the acquiring shareholder are prohibited unless, prior to the acquisition of such interest, the board of directors gives approval to the acquisition of such interest or to the proposed business combination. After the five-year period expires, a business combination involving the acquiring shareholder may take place only upon approval by a majority vote of shares not held by the acquiring shareholder or its affiliates or if the other shareholders receive a formula price based on the highest price paid by the acquiring shareholder. The minimum price for voting shares other than common shares is to be determined under criteria similar to that for common shares, except the minimum price as defined cannot be less than the highest preferential amount to which the shares are entitled in the event of any liquidation, dissolution or winding up of the corporation. In addition, the IBCL provides that certain accretions of voting power will result in an acquiring shareholder losing the right to vote the shares acquired unless such voting is approved by a majority of the disinterested shares, and may permit the corporation to redeem the acquiring shareholder's shares.

     The DGCL contains an anti-takeover provision that prevents buyers who acquire 15% or more of a target company's stock from completing a business combination with the target company for three years. A business combination can, however, be completed if the buyer, while acquiring this 15% interest, acquires at least 85% of the outstanding stock. The 85% excludes shares owned by directors who are also officers and certain shares held under certain employee stock plans. The takeover can also be completed if it is approved by the target company's board of directors prior to the date the buyer became a 15% or more stockholder or after the date the buyer became a 15% or more stockholder if it is approved by the target company's board of directors and two-thirds of the shares voting at an annual or special meeting of stockholders, excluding shares held by the buyer. The anti-takeover provision applies automatically to Delaware corporations except those corporations with less than 2,000 stockholders of record or those that do not have voting stock listed on a national securities exchange or listed for quotation with a registered national securities association. Such a corporation may, if it wishes, "opt in" by amending its certificate of incorporation to adopt the provision. Any corporation may decide to "opt out" of the statute at any time, by action of its stockholders.

     The Board of Directors of Biomet currently consists of 12 persons. Biomet's Bylaws provide that the Board of Directors shall be divided into three classes, as equal in number as possible, and that one of such classes shall be elected each year for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. Any director may be removed with or without cause by action of the holders of at least 75% of all votes entitled to be cast thereon.

     The Board of Directors of Kirschner consists of five directors who each serve a term of one year. According to the DGCL, any director or the entire board may be removed with or without cause by the holders of a majority of shares entitled to vote.

Dividends and Other Distributions

     According to the IBCL, the board of directors of an Indiana corporation has the power to declare and pay dividends upon its issued and outstanding shares. However, no dividends may be declared if, after giving them effect: (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or (ii) the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of paying the dividends, to satisfy the rights of the holders of any class of shares that are superior to those of holders of the shares on which the dividend is to be paid.

     The DGCL provides that, subject to any restrictions in a corporation's Certificate of Incorporation, dividends may be declared from the corporation's surplus or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. However, if the corporation's capital (generally defined in the DGCL as the sum of the aggregate par value of all shares of the corporation's capital stock, where all such shares have a par value and the board of directors has not established a higher level of capital) has been diminished to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, dividends may not be declared and paid out of such net profits until the deficiency in such capital has been repaired.


                             EXPERTS

     The consolidated financial statements of Biomet as of May 31, 1994 and 1993 and for each of the three years in the period ended May 31, 1994 incorporated in this Proxy Statement/Prospectus by reference to Biomet's Annual Report on Form 10-K for the year ended May 31, 1994 have been incorporated herein in reliance on the report of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Kirschner as of December 31, 1993 and 1992 and for each of the years in the three year period ended December 31, 1993 incorporated in this Proxy Statement/Prospectus by reference to Kirschner's Annual Report on Form 10-K for the year ended December 31, 1993 have been so incorporated in reliance upon the report of KPMG Peat Marwick LLP, independent accountants, incorporated herein by reference and upon the authority of that firm as experts in accounting and auditing.


                          LEGAL MATTERS

     Certain legal matters relating to the Merger Agreement and the issuance of the Biomet Common Shares have been passed on for Biomet by Ice Miller Donadio & Ryan. Certain legal matters relating to the Merger Agreement and the tax consequences of the Merger have been passed on by Manatt, Phelps & Phillips, special counsel for Kirschner.

                           APPENDIX A
                SECTION 262 OF THE DELAWARE CODE


Section 262 Appraisal rights.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections
(b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sections 251, 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (l) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

               a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

               b. Shares of stock of any other corporation, or other depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

               c.   Cash in lieu of fractional shares or
          fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

               d.   Any combination of the shares of stock,
          depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under
     Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

     (d)  Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection
     (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Sections 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections
(a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.


                           APPENDIX B




           [Letterhead of Dain Bosworth Incorporated]




July 15, 1994




The Board of Directors
Kirschner Medical Corporation
9690 Deereco Road
Timonium, MD  21093

Gentlemen:

You have requested our opinion, as of the date hereof, as to the fairness, from a financial point of view, to the shareholders of Kirschner Medical Corporation ("Kirschner" or the "Company") of the terms of the proposed merger (the "Merger") of the Company with and into a wholly-owned subsidiary of Biomet, Inc., an Indiana corporation ("Biomet"). The terms of the Merger are set forth in an Agreement and Plan Of Merger to be dated on or about July 16, 1994, and include the approval of the Agreement and Plan of Merger by shareholders representing a majority of the outstanding shares of Kirschner common stock and the conversion of each share of Kirschner common stock into the right to receive, at Biomet's election, $10.75 in cash or the equivalent in shares of Biomet common stock, subject to the limitation that Kirschner's shareholders will not receive less than 0.90 shares of Biomet common stock for each share of Kirschner common stock if Biomet elects the latter option.

Dain Bosworth Incorporated ("Dain Bosworth"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate, and other purposes. Also, Dain Bosworth has from time to time issued research reports and recommendations on the common stock of Biomet. In addition, in the ordinary course of business Dain Bosworth acts as a market maker in the publicly traded common stock of Biomet, and accordingly, may periodically have positions in the common stock of Biomet.

In connection with this opinion we reviewed and analyzed, among other things, certain historical and projected financial information on the Company and Biomet. We visited the corporate offices of the Company and have held discussions with members of the senior management of both companies. In addition, we made inquiries of the management of Kirschner regarding the past and current business operations, financial condition, and future prospects for the Company. We reviewed preliminary drafts of the Agreement and Plan of Merger and other documents connected with the Merger. In addition, we held discussions with senior management of Kirschner and Biomet to understand the companies' reasons for completing the Merger.

We analyzed the historical reported market prices and trading activity of the common stock of Kirschner, as well as the Company's historical and projected sales, earnings, and capitalization. We also analyzed the historical reported market prices and trading activity of the common stock of Biomet. We compared financial and stock market information on Kirschner and Biomet to similar information for certain publicly traded companies that manufacture and distribute implantable orthopedic joints and other orthopedic support equipment. We also reviewed, to the extent publicly available, the terms of selected relevant mergers and acquisitions, analyzed the general economic outlook of companies in the above mentioned industries, and performed other studies and analyses as we considered appropriate.

In preparing our opinion we relied upon the accuracy and completeness of all information provided or otherwise made available to us by the Company and Biomet, and we did not independently verify such information. Also, we did not make an independent appraisal of the assets of the Company or Biomet, and we do not express an opinion regarding the liquidation value of either company.

Based upon the foregoing, and other matters that we considered relevant, it is our opinion that, as of the date hereof, the consideration to be received pursuant to the terms of the Merger is fair to the shareholders of Kirschner Medical Corporation from a financial point of view.

Very truly yours,




DAIN BOSWORTH INCORPORATED

                             PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS


Item 21.  Exhibits and Financial Statement Schedules.

     (a)  Exhibits.

     A list of the exhibits filed herewith is included in the Index to Exhibits.

     (b)  Financial Statement Schedules.

     The following Financial Statement Schedules are incorporated by reference herein from the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1994 (File No.:
     0-12515):

          Schedule I - Marketable Securities and Other Investments
          Schedule VIII - Valuation and Qualifying Accounts
          Schedule IX - Short-Term Borrowings
          Schedule X - Supplementary Income Statement Information



                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warsaw, State of Indiana, on September 28, 1994.

                                        BIOMET, INC.

                                        By:  /s/  Dane A. Miller
                                        -----------------------------
                                        Dane A. Miller, President and
                                        Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below irrevocably constitutes and appoints Dane A. Miller, Daniel P. Hann and Gregory D. Hartman, and each or either of them (with full power to act alone), his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.





Date:  September 28, 1994               /s/  Niles L. Noblitt
                                        ----------------------------------
                                        Niles L. Noblitt, Director

Date:  September 28, 1994               /s/  Dane A. Miller
                                        -----------------------------------
                                        Dane A. Miller, President and Chief
                                        Executive Officer and Director
                                        (Principal Executive Officer)

Date:  September 28, 1994                /s/  Jerry L. Ferguson
                                         ----------------------------------
                                         Jerry L. Ferguson, Director

Date:  September 28, 1994                /s/  M. Ray Harroff
                                         ----------------------------------
                                         M. Ray Harroff, Director

Date:  September 28, 1994                /s/  Kenneth V. Miller
                                         -----------------------------------
                                         Kenneth V. Miller, Director

Date:  September 28, 1994                /s/  Jerry L. Miller
                                         -----------------------------------
                                         Jerry L. Miller, Director

Date:  September 28, 1994                /s/  L. Gene Tanner
                                         -----------------------------------
                                         L. Gene Tanner, Director

Date:  September 28, 1994                /s/  Thomas F. Kearns, Jr.
                                         -----------------------------------
                                         Thomas F. Kearns, Jr., Director

Date:  September 28, 1994                 /s/  Charles E. Niemier
                                          ----------------------------------
                                          Charles E. Niemier, Director

Date:  September 28, 1994                 /s/  Marilyn Tucker Quayle
                                          ----------------------------------
                                          Marilyn Tucker Quayle, Director

Date:  September 28, 1994                 /s/  James M. Norris
                                          ----------------------------------
                                          James M. Norris, Director

Date:  September 28, 1994                 /s/  Daniel P. Hann
                                          ----------------------------------
                                          Daniel P. Hann, Director

Date:  September 28, 1994                 /s/  Gregory D. Hartman
                                          ----------------------------------
                                          Gregory D. Hartman, Vice President-
                                          Finance (Principal Financial Officer)

Date:  September 28, 1994                 /s/  James W. Haller
                                          ----------------------------------
                                          James W. Haller, Controller
                                          (Principal Accounting Officer)


                           BIOMET, INC.
                     REGISTRATION STATEMENT
                               ON
                            FORM S-4

                        INDEX TO EXHIBITS
                        -----------------

    Number
 Assigned in                                                     Page Number
Regulation S-K                                                  in Sequential
   Item 601             Description of Exhibit                Numbering System
- --------------          ----------------------                ----------------

     (1)             No exhibit.

     (2)      2.01   Agreement and Plan of Merger by
                     and among Biomet, Inc., Biomet
                     Acquisition Corp. and Kirschner
                     Medical Corporation. (Incorporated
                     by reference to Exhibit 2 to
                     Schedule 13D filed by the Registrant
                     with respect to the Common Stock,
                     .01 par value, of Kirschner, CUSIP
                     No. 497660100.) Confidential treatment
                     has been requested with respect to a
                     portion of this document.

              2.02   First Amendment to Agreement and Plan
                     of Merger by and among Biomet, Inc.,
                     Biomet Acquisition Corp., Kirschner
                     Acquisition Corp. and Kirschner
                     Medical Corporation.*

     (3)      3.01   Amended Articles of Incorporation of
                     Registrant filed July 23, 1982.
                     (Incorporated by reference to Exhibit
                     3(a) to Registrant's Form S-18
                     Registration Statement, File No. 2-78589C).

              3.02   Articles of Amendment to Amended
                     Articles of Incorporation filed July
                     11, 1983.  (Incorporated by reference
                     to Exhibit 3.2 to Registrant's Form
                     10-K Report for year ended May 31, 1983,
                     File No. 0-12515).

              3.03   Articles of Amendment to Amended
                     Articles of Incorporation filed August 22,
                     1987. (Incorporated by reference to
                     Exhibit 3.3 to Registrant's Form 10-K
                     Report for year ended May 31, 1987,
                     File No. 0-12515).

              3.04   Articles of Amendment of the Amended
                     Articles of Incorporation filed
                     September 18, 1989. (Incorporated by
                     reference to Exhibit 3.4 to Registrant's
                     Form 10-K Report for year ended May 31, 1990, File No. 0-12515).

              3.05 Amended and Restated Bylaws. (Incorporated by reference to Exhibit 4.2 to Registrant's
                     Form S-3 Registration Statement, File No.
                     33-33376).

      (4)     4.01   Specimen certificate for Common Shares.
                     (Incorporated by reference to Exhibit 4.1 to Registrant's Form 10-K Report for year ended May 31, 1985, File No. 0-12515).

              4.02 Rights Agreement between Biomet, Inc. and Lake City Bank, as Rights Agent, dated as of December 2, 1989. (Incorporated by reference to Exhibit 4 to Registrant's Form 8-K Report dated December 22, 1989, File No. 0-12515).

      (5)     5.01   Opinion of Ice Miller Donadio & Ryan.*

      (6)            No exhibit.

      (7)            No exhibit.

      (8)     8.01   Opinion of Manatt, Phelps & Phillips.*

      (9)            No exhibit.

     (10)    10.01   Employee Stock Option Plan, as last amended
                     December 14, 1991. (Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-K
                     Report for year ended May 31, 1992, File No.
                     0-12515).

             10.02 Form of Employee Stock Option Agreement. (Incorporated by reference to Exhibit 10.2 to Registrant's Form 10-K Report for year ended May 31, 1991, File No. 0-12515).

             10.03 Narrative statement as to terms of cash bonus plan for executive officers. (Incorporated by reference to Exhibit
                     10.04 to Registrant's Form 10-K Report for year ended May 31, 1989, File No. 0-12515).

             10.04 Lease dated January 9, 1985 between EBI Medical Systems, Inc. and Lincoln Property Company No. 2071, Ltd. (Incorporated by reference to Exhibit (10)(m) to Electro-Biology, Inc. Form 10-K Report for year ended December 31, 1985, File No. 0-10806).

             10.05 English translation of Agency Agreement relating to United States, Canada and the Caribbean Island Basin dated June 1, 1990 between Orthofix s.r.l. and EBI Medical Systems, Inc. (Incorporated by reference to Exhibit 10.09 to Registrant's Form 10-K Report for year ended May 31, 1990, File No. 0-12515).

             10.06 Agreement of Merger by and among Biomet, Inc., Lorenz Surgical Acquisition Corp., Walter Lorenz Surgical Instruments, Inc., and
                     Walter Lorenz, dated as of July 23, 1992, and schedules thereto. (Incorporated by reference to Exhibit 2.1 to Registrant's Form S-3 Registration Statement, File No. 33-50420).

             10.07 Employee and Non-Employee Director Stock Option Plan, dated September 18, 1992. (Incorporated by reference to Exhibit 19.1 to Registrant's Form 10-K Report for year ended May 31, 1993, File No. 0-12515).

             10.08 Form of Stock Option Agreement.(Incorporated by reference to Exhibit 4.03 to Registrant's
                     Form S-8 Registration Statement, File No.
                     33-65700).

      (11)   11.01   Computation of Earnings Per Common Share.
                     (Incorporated by Reference to Exhibit 11.1 to
                     Registrant's Form 10-K Report for year ended
                     May 31, 1994).

      (12)           No exhibit.

      (13)           No exhibit.

      (14)           No exhibit.

      (15)           No exhibit.

      (16)           No exhibit.

      (21)   21.01   Subsidiaries of the Registrant.

      (23)   23.01   Consent of Coopers & Lybrand L.L.P.

             23.02   Consent of KPMG Peat Marwick LLP.

             23.03   Consent of Dain Bosworth Incorporated.

             23.04   Consent of Manatt, Phelps & Phillips
                     (included as part of Exhibit 8.01).

             23.05   Consent of Ice Miller Donadio & Ryan
                     (included as part of Exhibit 5.01).

      (24)   24.01   See Signature Pages.

      (25)           No exhibit.

      (26)           No exhibit.

      (27)           No exhibit.

      (28)           No exhibit.

      (99)   99.01   Form of proxy.*

             99.02 Letter of transmittal of proxy statement to Kirschner shareholders.*

_________________________

* Exhibits filed as part of this Amendment.